Exhibit 99.1

Itaú Corpbanca Announces Second Quarter 2022 Management Discussion & Analysis Report SANTIAGO, Chile, July 29, 2022 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the second quarter ended June 30, 2022. For the full MD&A Report, please refer to the following link. https://ir.itau.cl/files/doc_financials/2022/q2/Itau-Corpbanca-2Q22-MD-A.pdf On Tuesday, August 2, 2022, at 11:00 A.M. Santiago time (11:00 A.M. ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Executive Officer and Rodrigo Couto, Itaú Corpbanca’s Chief Financial Officer. Conference Call Details: Online registration: https://conferencingportals.com/event/LcAnNmZD Phone registration: +1 (800) 770-2030 or +1 (647) 362-9199 Upon registering, each participant will be provided with call details and a registrant ID used to track attendance on the conference call (Access Code: 61362#). Reminders will also be sent to registered participants via email. Please provide this registration information to those participants that you would like to attend your conference call. Telephone and Virtual Q&A session: Telephone Q&A session will be available as well as written Q&A through a box on the console, where attendees can type in their questions. We will read and answer selected questions verbally. Slides and Audio Webcast: There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at: https://events.q4inc.com/attendee/202320544 Webcast will be available on-demand via the same address as the live event afterwards. Investor Relations – Itaú Corpbanca +56 (2) 2660-1701 / IR@itau.cl / ir.itau.cl

Itau.cl Itaú Chile Itauchile itauchile Management Discussion & Analysis and Complete Balance sheet & income statements 2Q22

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3 5 19 21 23 43 33 49 52 Additional Information Complete Balance sheet & income statements 60 Report of Independent Auditors Table of Contents Management Discussion & Analysis Income Statement and Balance Sheet Analysis Managerial results - Breakdown by country Managerial results - Breakdown for Chile Managerial results - Breakdown for Colombia Balance Sheet Risk and Capital Management Access here 7 Executive Summary

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Management Discussion & Analysis

6 This report is based on Itaú Corpbanca reviewed financial statements for 2Q22, 1Q22 and 2Q21 prepared in accordance with the Compendium of Accounting Standards issued by the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero, or “ CMF ”) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF. Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of June 30, 2022 of Ch$925.30 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the CMF or the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia, or “ SF ”). Certain figures included in this Quarterly Report for the three months ended June 30, 2022 and 2021, for the three months ended March 31, 2022 and for the six - month periods ended June 30, 2022 and 2021 have been rounded for ease of presenta- tion. Percentage figures included in this Quarterly Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Quarterly Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial state- ments and our managerial information. Certain other amounts that appear in this Quarterly Report may similarly not sum due to rounding. As used in this MD&A Report, the term “ billion ” means one thousand million (1,000,000,000) and the term “ trillion ” means one million million (1,000,000,000,000).

Executive Summary 01 Management Discussion & Analysis and Complete Balance sheet & income statements

Management Discussion & Analysis
Executive Summary

Competitive Environment

Itaú Corpbanca operates in the financial market registering its headquarters in Chile, complemented by its operations in Colombia and Panama, a branch in New York and a representative office in Lima, Peru. It seeks to offer its clients a complete set of financial solutions that include credit products, investment, insurance, among other financial services, complemented by a multichannel service model covering the provision of physical and digital branches, as well as mobile channels (APP and web).

Financial Industry


Loan growth
Commercial
55.7%
Consumer
12.2%
Mortgage
32.2%

Loans

Ch$ 217.8 trillion

▲ 5.4% (2Q22/1Q22)

▲ 14.2% (2Q22/2Q21)

In June 2022, the financial industry in Chile reached a total of Ch$217.8 trillion (excluding operations in Colombia and BCI Florida), presenting a growth of 5.4% compared to March 2022 and 14.2% compared to the same month of the previous year. The composition of the portfolio does not register significant changes in relation to the previous quarter, where 55.7% is explained by commercial loans, 32.2% by mortgage loans and 12.2% by consumer loans. When compared with the 12 months composition, consumer stands out for registering a 39bps participation increase within the total portfolio.

In this scenario, **Itaú Corpbanca Chile** achieved a market share of 9.8% in total loans, 11.0% in commercial loans, 7.9% in consumer loans and 8.5% in mortgages loans. Compared to the previous quarter, Itaú Corpbanca recorded a growth of 11bps in total participation, driven by a higher share in commercial loans, while compared to June 2021, a gain of 9bps is recorded in the total market share, explained by a higher share in consumer loans by 48bps and a gain of 37bps in mortgage loans.

Macroeconomic scenario

Chile: During 2Q22, GDP was expected to increase 6% YoY (7.2% in 1Q22) while the trade surplus narrowed amid still upbeat imports, pulled up by energy imports and consumption goods. Meanwhile, copper exports weakened, but lithium sales acted as a buffer. Inflation increased 0.9% from May to June, leading to an annual variation of 12.5% (11.5% in May), driven by food, energy and services, while goods price pressures eased. Additionally, significant CLP depreciation kept inflation expectations well above the 3% target.

The board of the Central Bank concurred that the 75bps option that it had chosen (bringing the policy rate to 9%) was consistent with the central rate path outlined in the 2Q Monetary Policy Report (IPoM), while also providing more degrees of freedom for additional hikes (of a smaller magnitude) in the months ahead.

Inflationary pressures continued to rise in the short term, while the weaker CLP stood in the way of disinflation. Considering short-term price tracking and the passthrough from double-digit CLP depreciation, we have raised our yearend inflation forecast by 2.2% to 12%, while we continue to expect the policy rate to peak at 10%, but risks tilt to a higher terminal rate.

Colombia: In the second quarter of 2022, activity dynamics have remained upbeat, boosted by the manufacturing and service sectors. GDP was expected to grow by around 10% year over year in 2Q22. Inflation rose to 9.67% in June from 9.07% in May, while core inflation rose 24bps to 6.22%, the highest rate since September 2016 and well above the upper bound of the Central Bank's range around the 3% target.

The board of the Central Bank opted unanimously to move from the 100bps rate hike pace implemented in the previous three meetings to a 150bps adjustment, taking the policy rate to 7.5% in June. The larger rate increase is deemed compatible with the strength of economic activity, sustained employment gains and inflation expectations exceeding the 3% target.

Business sentiment is still upbeat, terms of trade are favorable and activity dynamics have led us to revise our growth forecast for this year upward by 30bps, to 6.3%. Large external imbalances, higher risk premium and political volatility in a time of tightening financial conditions would lead to a weaker Colombian peso with which we forecast inflation of 9.0% for 2022 amid solid domestic demand, pressured by fuel and food prices. Given rising inflation expectations and signs of solid activity dynamics, the Central Bank is likely to continue raising rates aggressively.

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Management Discussion & Analysis | Executive Summary

Itaú

Itaú Corpbanca **Financial Information**

The financial information included in this **Management Discussion & Analysis Report** ("MD&A Report") is based on our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance. Please refer to pages 11, 12 and 13 of this report for further details on our managerial model.

Financial **Highlights**

Below we present the **consolidated managerial and operating information** of Itaú Corpbanca for the three months ended June 30, 2022 and 2021, for the three months ended March 31, 2022 and as of June 30, 2022 and 2021.

	In Ch$ million (except where indicated), end of period	2Q22	1Q22	2Q21	6M22	6M21
Results	Recurring Net Income	145,370	110,845	70,773	256,214	165,901
	Operating Revenues [1]	373,069	317,011	255,966	690,080	572,276
	Managerial Financial Margin	323,984	271,323	214,459	595,307	491,221
Performance	Recurring Return on Tangible Avg. assets (RoTAA) [2,3]	1.5%	1.2%	0.8%	1.4%	1.0%
	Recurring Return on Tangible Avg. equity (RoTAE)	22.1%	16.9%	16.0%	19.4%	18.7%
	Recurring Return on Avg. assets (RoAA) [2]	1.5%	1.2%	0.8%	1.4%	1.0%
	Recurring Return on Avg. equity (RoAE) [2,5]	24.0%	13.8%	12.2%	15.9%	14.3%
	Risk Index (Loan loss allowances / Total loans)	2.8%	3.1%	3.3%	2.8%	3.3%
	Non-performing Loans Ratio 90 days overdue (NPL) - Total	2.0%	1.8%	2.6%	2.0%	2.6%
	Non-performing Loans Ratio 90 days overdue (NPL) - Chile	1.8%	1.6%	2.3%	1.8%	2.3%
	Non-performing Loans Ratio 90 days overdue (NPL) - Colombia	2.8%	2.9%	3.9%	2.8%	3.9%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	139.2%	169.0%	127.0%	139.2%	127.0%
	Efficiency Ratio (Non-interest expenses / Operating revenues)	45.3%	49.0%	58.4%	47.0%	53.7%
	Risk-Adjusted Efficiency Ratio (RAER) [6]	65.3%	62.6%	68.6%	64.1%	65.0%
Balance Sheet	Total Assets	40,326,097	37,618,601	34,402,380		
	Gross Total Credit Portfolio	26,568,958	24,839,147	22,872,905		
	Total Deposits	18,253,032	17,499,666	16,820,482		
	Loan Portfolio / Total Deposits	145.56%	141.94%	135.98%		
	Shareholders Equity	3,245,916	3,136,852	2,297,933		
	Tangible Equity [4]	2,689,441	2,543,947	1,750,136		
Other	Headcount [7]	7,669	7,816	8,200		
	Chile	5,210	5,177	5,187		
	Colombia	2,459	2,639	3,013		
	Branches [8]	261	272	297		
	Chile	174	186	189		
	Colombia	87	86	108		
	ATM – Automated Teller Machines	463	477	525		
	Chile	356	370	402		
	Colombia	107	107	123		

Notes: (1) Operating Revenues = Managerial Financial Margin + Commissions and fees. **(2)** Annualized figures when appropriate. **(3)** Total tangible assets = Total assets excluding goodwill and intangibles from business combination. **(4)** Tangible equity = Shareholders equity - goodwill - intangibles from business combination - related deferred tax liabilities; for further details see page 47 of this report. **(5)** Equity = Shareholders equity. **(6)** Starting 3Q19 we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. **(7)** Headcount for Chile includes employees of our New York branch and since 1Q18 also from our RepOffice in Lima; and headcount for Colombia includes employees of Itaú (Panamá). **(8)** Branches for Chile include one branch in New York and branches for Colombia include one office in Panama.

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Management Discussion & Analysis | Executive Summary
Itaú

In Ch$ million (except where indicated), end of period		2Q22	1Q22	2Q21	6M22	6M21
Highlights	Total Outstanding shares (Thousands)	973,517.87	973,517.87	512,406.76	973,517.87	512,406.76
	Book Value per share (Ch$)	3.334	3.222	4.485	3.334	4.485
	Diluted Recurring Earnings per share (Ch$)	0.149	0.114	0.138	0.263	0.324
	Accounting Diluted Earnings per share (Ch$)	0.139	0.109	0.132	0.248	0.308
	Diluted Recurring Earnings per ADR (US$)	0.242	0.217	0.283	0.427	0.664
	Accounting Diluted Earnings per ADR (US$)	0.225	0.208	0.271	0.402	0.632
	Dividend (Ch$ million)	n.a.	277,806	n.a.	277,806	n.a.
	Dividend per share (Ch$)	n.a.	0.0856	n.a.	0.0856	n.a.
	Market capitalization (Ch$ billion)	1,671.53	1,703.66	1,040.70	1,671.53	1,040.70
	Market capitalization (US$ billion)	1.8	2.2	1.4	1.8	1.4
	Solvency Ratio - BIS Ratio [9]	15.07%	15.50%	13.03%	15.07%	13.03%
	Shareholders' equity / Total assets	8.05%	8.34%	6.68%	8.05%	6.68%
	Shareholders' equity / Total liabilities	8.75%	9.10%	7.17%	8.75%	7.17%
Indicators	Ch$ exchange rate for US$1.0	925.3	785.6	731.91	925.3	731.91
	COP exchange rate for Ch$1.0	0.2230	0.2094	0.1949	0.2230	0.1949
	Monetary Policy Interest Rate - Chile [10]	8.3%	7.0%	0.5%	8.3%	0.5%
	Monetary Policy Interest Rate - Colombia [10]	6.0%	4.0%	1.8%	6.0%	1.8%
	Quarterly UF variation - Chile [11]	4.2%	2.4%	1.1%	6.6%	2.2%
	Quarterly CPI variation - Chile	3.7%	3.4%	0.7%	7.1%	2.0%
	Quarterly CPI variation - Colombia	2.7%	4.4%	1.6%	7.1%	3.1%

Notes: (9) BIS Ratio= Regulatory capital / RWA, according to CMF current definitions for 2022 and to prior CMF BIS I definitions for 2Q21. **(10)** End of each period. **(11)** UF (Unidad de Fomento) is an official unit of account in Chile that is constantly adjusted for inflation and widely used in Chile for prici ng several loans and contracts.

The monitoring and management of Itaú Corpbanca's performance is carried out through the monitoring of critical financial indicators such as its level of Efficiency, delinquency rates, RoTE and return on capital, among others, which are analyzed in detail in this quarterly disclosure document.

Regarding the measurement of "non-financial" indicators, Itaú Corpbanca continuously monitors key variables within the framework of its vision as a leading bank in sustainable performance and customer satisfaction, highlighting the measurements of NPS (Net Promoter Score, adopted since 2019), staff turnover rates, gender composition, climate measurements, shared value and social impact, among others; indicators that are presented and analyzed on a recurring basis in the annual disclosures of the Bank's Annual Report (see details in Annual Report 2021 available in https://s2.q4cdn.com/476556808/files/doc_financials/2021/ar/ITCB_Memoria-Integrada-Anual-2021.pdf)

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Management Discussion & Analysis
Executive Summary
Itaú

Net Income and Recurring Net Income

Our recurring net income attributable to shareholders totaled Ch$145,370 million in the second quarter of 2022, compared to an accounting net income of Ch$135,338 million for the same period, as non-recurring items are being subtracted. Figures are presented in the following table:

Non-Recurring Events

In Ch$ million	2Q22	1Q22	2Q21	6M22	6M21
Net Income Attributable to Shareholders (Accounting)	**135,338**	**106,146**	**67,671**	**241,484**	**157,893**
Non-Recurring Events	**10,032**	**4,699**	**3,102**	**14,730**	**8,008**
(a) Transaction Costs	937	705	148	1,642	148
(b) Goodwill impairment and amortization/impairment of intangible generated through business combinations	5,424	5,424	5,424	10,848	10,848
(c) Provisions, impairment and accelerated depreciation	-	-	(3)	-	1,294
(d) Provisions for restructuring	8,291	-	-	8,291	-
(e) Other Costs	339	308	1,738	648	1,738
Tax Effects	(4,960)	(1,738)	(4,204)	(6,698)	(6,019)
Recurring Net Income Attributable to Shareholders (Managerial)	**145,370**	**110,845**	**70,773**	**256,214**	**165,901**

Events that we have considered non-recurring correspond to:

(a) Transaction Costs: Costs related to the closing of the merger between Banco Itaú Chile and Corpbanca, such as investment banks, legal advisors, auditors and other related expenses.

(b) Goodwill impairment and amortization/impairment of intangible generated through business combinations: Amortization of intangibles arising from business combination, such as customer relationships.

(c) Provisions, impairment and accelerated depreciation: Considers (i) provisions for physical structure restructuring; (ii) impairment of intangible technology assets related to the systems consolidation process; and (iii) impairment and accelerated depreciation of fixed assets related to footprint revision and migration to a Remote First working model.

(d) Provisions for restructuring: Costs related to the optimization of the physical infrastructure in Chile and to the operational and digital transformation in Colombia.

(e) Other Costs: Mainly due to provisions related to the systems consolidation process generated in the Itaú - Corpbanca integration and costs related to the capital increase made by the Bank.

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Management Discussion & Analysis | Executive Summary

Managerial Income Statement

Our managerial financial model reflects how management measures and analyzes financial performance by disaggregating commercial performance, financial risk management, credit risk and costs control.

For our managerial results, we adjust for non-recurring events that affect accounting net income (as detailed on the previous page) and apply managerial criteria to disclose our income statements. Regarding the latter, our managerial criteria affects the breakdown of our income statement but does not impact our net income. Among the managerial adjustments, we highlight the tax effects of the hedge of our investments abroad, originally accounted for as income tax expense on our Net Income and subsequently reclassified as financial margin, the reclassification of foreign exchange hedge positions of US dollars denominated provisions, the reclassification of country-risk provisions, the provisions for assets received in lieu of payment, provisions and write-off of assets received in lieu of payment, and the reclassification of provisions for our credit card loyalty program.

These reclassifications enable us to carry out a business analysis from management's perspective. Beginning with the first quarter of 2019 we have been disclosing our income statement in the same manner as we do internally, incorporating additional P&L reclassifications. One important change to highlight would be the Managerial Financial Margin disclosure as it is shown in the table on page 14 (Accounting and Managerial Statements Reconciliation) of this report together with our previous P&L reclassifications.

For tax purposes, the Chilean Internal Revenue Service *(Servicio de Impuestos Internos* or "SII") considers that our investment in Colombia is denominated in U.S. dollars, which based on the exchange rates of each of disbursements (not current exchange rates) is US$2,207 million. This amount considers the acquisition of shares of Itaú Corpbanca Colombia from Helm LLC and Kresge Stock Holding Company announced to the market in December 3, 2019 for approximately US$334 million and the acquisition of an additional 12.36% share ownership in Itaú Corpbanca Colombia on February 22, 2022 for approximately US$414 million.

As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our books each month, the volatility of the exchange rate generates an impact in the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses. In addition to the New York Branch, in the first quarter of 2020, management decided to consider other investments in its hedge strategy with derivatives, also to be analyzed along with income tax expenses (total exposure US$182 million).

With regards to the hedging of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating the effects of foreign exchange variations through financial instruments and includes the impact of all tax effects.

As the consolidated financial statements for Itaú Corpbanca uses the Chilean peso as its functional currency, foreign currencies are translated into Chilean peso.

In the second quarter of 2022, the Chilean peso depreciated 6.5% against the Colombian peso, compared to an appreciation of 0.4% in the previous quarter. In addition, the Chilean peso depreciated 17.8% against the U.S. dollar in the second quarter of 2022. Approximately 34% of our loan portfolio is denominated in, or indexed to, foreign currencies. We present below the foreign exchange variation of the Chilean peso against the U.S. dollar and the Colombian peso:

Main foreign exchange variations of the Chilean peso

U.S. dollar Ch$ 925.30	+17.8% (2Q22/1Q22)	+26.4% (2Q22/1Q22)
Colombian peso Ch$ 0.2230	+6.5% (2Q22/2Q21)	+14.4% (2Q22/2Q21)

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13 Management Discussion & Analysis Executive Summary We present below a detailed reconciliation from our accounting income statements to our managerial income statements before adding/deducting non - recurring events as previously described. Even though the example below has been prepared with 2Q22 figures, it can be used to replicate any period : Managerial Income Statement in Ch$ million 2Q22 in Ch$ million 2Q22 1 Interest Income 826,372 Operating Revenues 524,877 1 Interest Expense (523,654) 1 Managerial Financial Margin 457,405 Net Interest Income 302,718 Financial Margin with Clients 256,465 2 Fees and commission income 67,472 Financial Margin with the Market 200,940 4 Fees and commission expense (20,944) 2 Commissions and Fees 67,472 Net fee and commission income 46,528 3 Cost of Credit (77,874) 1 Total financial transactions, net 149,078 Provision for Loan Losses (93,149) 1 Other operating income 4,617 Recovery of Loans Written Off as Losses 15,275 Total operating income 502,942 Credit Value Adjustment (or “ CVA ”; ratings and colla - terals effects) - 3 Provision for Loan Losses (92,456) 4 Non - interest Expenses (205,033) 3 Recoveries from loans written - off as losses 15,275 Personnel Expenses (85,234) 3 Result of non - current assets (693) Administrative Expenses (96,393) Net operating income 425,068 Depreciation, Amortization and Impairment (23,406) 4 Personnel expenses (85,234) Income before Tax and Minority Interests 241,970 4 Administrative expenses (71,311) 5 Income tax expense (106,631) 4 Depreciation and amortization (23,404) 6 Minority Interests in Subsidiaries (1) 4 Impairments (2) Net Income attributable to Shareholders 135,338 4 Other operating expenses (4,138) Total operating expenses (184,089) Operating Income 240,979 1 Income from investments in other companies 991 Income before taxes 241,970 5 Income tax expense (106,631) Net Income 135,340 6 Minority interests (1) Net Income attributable to Shareholders 135,338

Management Discussion & Analysis | Executive Summary
Itaú

Accounting and Managerial Income Statements Reconciliation

Accounting and Managerial Income Statements Reconciliation | 2nd Quarter of 2022

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**524,877**	**(25,205)**	**(127,505)**	**902**	**373,069**
Managerial Financial Margin	457,405	(6,818)	(127,505)	902	323,984
Financial Margin with Clients	256,465	19,725	-	-	276,190
Financial Margin with the Market	200,940	(26,542)	(127,505)	902	47,794
Commissions and Fees	67,472	(18,387)	-	-	49,085
Cost of Credit	**(77,874)**	**3,284**	**-**	**-**	**(74,590)**
Provision for Loan Losses	(93,149)	(2,138)	-	-	(95,287)
Recovery of Loans Written Off as Losses	15,275	2,837	-	-	18,112
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	2,584	-	-	2,584
Non-interest Expenses	**(205,033)**	**21,734**	**-**	**14,134**	**(169,165)**
Personnel Expenses	(85,234)	(3,016)	-	8,336	(79,914)
Administrative Expenses	(96,393)	18,985	-	375	(77,033)
Depreciation, Amortization and Impairment	(23,406)	5,764	-	5,424	(12,219)
Income before Tax and Minority Interests	**241,970**	**(187)**	**(127,505)**	**15,036**	**129,314**
Income Tax Expense	(106,631)	159	127,505	(4,977)	16,057
Minority Interests in Subsidiaries	(1)	29	-	(28)	(1)
Recurring Net Income	**135,338**	**-**	**-**	**10,032**	**145,370**

Accounting and Managerial Income Statements Reconciliation | 1st Quarter of 2022

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**299,049**	**(25,428)**	**42,686**	**705**	**317,011**
Managerial Financial Margin	237,125	(9,192)	42,686	705	271,323
Financial Margin with Clients	258,696	(10,136)	-	-	248,560
Financial Margin with the Market	(21,571)	944	42,686	705	22,763
Commissions and Fees	61,924	(16,236)	-	-	45,688
Cost of Credit	**(38,755)**	**(4,206)**	**-**	**-**	**(42,961)**
Provision for Loan Losses	(53,741)	(4,657)	-	-	(58,398)
Recovery of Loans Written Off as Losses	14,986	706	-	-	15,691
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	(255)	-	-	(255)
Non-interest Expenses	**(190,900)**	**29,817**	**-**	**5,732**	**(155,352)**
Personnel Expenses	(73,493)	512	-	-	(72,981)
Administrative Expenses	(94,700)	23,935	-	308	(70,457)
Depreciation, Amortization and Impairment	(22,707)	5,369	-	5,424	(11,914)
Income before Tax and Minority Interests	**69,393**	**182**	**42,686**	**6,437**	**118,698**
Income Tax Expense	36,774	37	(42,686)	(1,738)	(7,613)
Minority Interests in Subsidiaries	(21)	(220)	-	-	(240)
Recurring Net Income	**106,146**	**-**	**-**	**4,699**	**110,845**

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Management Discussion & Analysis
Executive Summary
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2nd quarter of 2022 Income Statement

We present below the managerial income statements with the reclassification and non-recurring adjustments described above:

In Ch$ million	2Q22	1Q22	change		2Q21	change		6M22	6M21	change	
Operating Revenues	**373,069**	**317,011**	**17.7%**	**56,058**	**255,966**	**45.7%**	**117,103**	**690,080**	**572,276**	**20.6%**	**117,804**
Managerial Financial Margin	323,984	271,323	19.4%	52,661	214,459	51.1%	109,524	595,307	491,221	21.2%	104,086
Financial Margin with Clients	276,190	248,560	11.1%	27,630	201,880	36.8%	74,309	524,750	397,431	32.0%	127,319
Financial Margin with the Market	47,794	22,763	110.0%	25,031	12,579	280.0%	35,215	70,557	93,790	-24.8%	(23,233)
Commissions and Fees	49,085	45,688	7.4%	3,397	41,506	18.3%	7,579	94,773	81,055	16.9%	13,718
Cost of Credit	**(74,590)**	**(42,961)**	**73.6%**	**(31,629)**	**(26,031)**	**186.5%**	**(48,559)**	**(117,551)**	**(64,826)**	**81.3%**	**(52,726)**
Provision for Loan Losses	(95,287)	(58,398)	63.2%	(36,889)	(40,643)	134.4%	(54,643)	(153,684)	(93,144)	65.0%	(60,540)
Recovery of Loans Written Off as Losses	18,112	15,691	15.4%	2,421	14,442	25.4%	3,670	33,804	29,851	13.2%	3,953
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	2,584	(255)	-	2,839	170	1416.5%	2,414	2,329	(1,532)	-	3,862
Non-interest Expenses	**(169,165)**	**(155,352)**	**8.9%**	**(13,813)**	**(149,581)**	**13.1%**	**(19,584)**	**(324,517)**	**(307,183)**	**5.6%**	**(17,334)**
Personnel Expenses	(79,914)	(72,981)	9.5%	(6,933)	(71,312)	12.1%	(8,602)	(152,894)	(141,914)	7.7%	(10,980)
Administrative Expenses	(77,033)	(70,457)	9.3%	(6,576)	(66,184)	16.4%	(10,848)	(147,490)	(141,810)	4.0%	(5,680)
Depreciation. Amortization and Impairment	(12,219)	(11,914)	2.6%	(305)	(12,084)	1.1%	(134)	(24,132)	(23,459)	2.9%	(674)
Income before Tax and Minority Interests	**129,314**	**118,698**	**8.9%**	**10,616**	**80,354**	**60.9%**	**48,960**	**248,012**	**200,267**	**23.8%**	**47,744**
Income Tax Expense	16,057	(7,613)	-	23,669	(9,534)	-	25,590	8,444	(32,862)	-	41,306
Minority Interests in Subsidiaries	(1)	(240)	-99.8%	240	(47)	-98.8%	46	(241)	(1,504)	-84.0%	1,263
Recurring Net Income	**145,370**	**110,845**	**31.1%**	**34,525**	**70,773**	**105.4%**	**74,596**	**256,214**	**165,901**	**54.4%**	**90,313**

ItaúCorpbanca
15

16 Management Discussion & Analysis Executive Summary Return on Average Tangible Equity 1 Recurring Net Income Results Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on pages 11 and 12 : Ch$ 145.4 billion for the 2Q22 Highlights in 2Q22 For further details by country see page 40 Highlights of the quarter The Recurring Net Income amounted to Ch$145.4 billion in the second quarter of 2022, which represents an increase of 31.1% over the previ- ous quarter and a growth of 105.4% compared to the same period of 2021. As a result, the managerial return on average tangible equity was 22.1% as of June 30, 2022. In Chile, the Recurring Net Income totaled Ch$151.6 billion, presenting an increase of 35.5% compared to the previous quarter, driven by higher Operating Revenues generated from the quarter's inflation hike. When compared to the same period of 2021, the Recurring Net Income of this quarter is higher, due to higher results in Managerial Financial Margin, associated with the growth of portfolios, increase in interest rates and rise in inflation for the quarter. In constant currency, Colombia's Recurring Net Income totaled a loss of Ch$6.3 billion, a decrease compared to 1Q22, as a result of higher Non - interest Expenses and increase in the Cost of Credit of the quarter. Compared to the second quarter of 2021, the Recurring Net Income shows a decrease of 355.8%, as a result of the lower profits generated in the Financial Margin with the Market, given the market volatility observed in 2Q22 and the 6.3% increase in Non - interest Expenses. 22.1 % The annualized recurring return on average tangible equity reached 22.1% in the second quarter of 2022, 5.2 percentage points above the value recorded in the previous quarter and 6.1 percentage points higher than the ratio observed in the second quarter of 2021. Average tangible shareholders equity totaled Ch$2,628.3 billion, presenting a 0.4% increase compared to the last quarter and a 48.7% increase compared to the same quarter of 2021, impacted by the capital increase made by the Bank. Annualized recurring return on average assets ex - goodwill and ex - intangibles from business combinations reached 1.5% in the second quarter of 2022, showing a 32bps increase when compared to the previous quarter and 69bps increase when compared to the second quarter of 2021, driven by the higher results recorded in 2022. For further details by country see page 47 (1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities. Ch$ million 70,773 58,969 82,365 110,845 145,370 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 +31.1% +54.4% 165,901 256,214 6M21 6M22 +105.4% 16.0% 13.2% 13.9% 16.9% 22.1% 18.7% 19.4% 0.8% 0.7% 0.9% 1.2% 1.5% 1.0% 1.4% 10.0% 15.0% 20.0% 25.0% 30.0% 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 6M21 6M22 -3.0% -2.0% -1.0% 0.0% 1.0% 2.0% 3.0% Annualized Recurring Return on Average Equity (quarterly) Annualized Recurring Return on Average Assets (quarterly) +6.1pp +5.2pp +0.7pp

17 26,031 53,890 85,099 42,961 74,590 64,826 117,551 0.5 0.9 1.4 0.7 1.2 0.6 1.0 -2.0 -1.6 -1.2 -0.8 -0.4 - 0.4 0.8 1.2 1.6 2.0 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 6M21 6M22 - 20,000 40,000 60,000 80,000 100,000 120,000 140,000 160,000 180,000 200,000 Cost of credit (Ch$ million) Cost of credit / Loan portfolio - Annualized (%) +73.6pb +48.1pb +38.4pb Financial Margin with Clients Cost of Credit Ch$ 276.2 billion For further details by country see pages 24 and 34 Ch$ 74.6 billion Commissions and Fees Efficiency Ratio For further details by country see pages 26 and 36 45.3 % Financial Margin with Clients increased 11.1% in the second quarter of 2022, when compared to the previous quarter, due to higher results of liabilities and capital observed in Chile and Colombia, as a result of the higher monetary policy rates observed in both countries. When compared to the second quarter of 2021, our Financial Margin with Clients increased by 36.8%, due to the growth of the portfolios of assets and liabilities, the higher value of the average TPM in force to date (in Chile and Colombia) and the impact of the capital increase made by the Bank. In the second quarter of 2022, our Efficiency Ratio decreased by 3.7 per- centage points compared to the previous quarter, totaling 45.3%, mainly due to the 17.7% increase in Operating Revenues offsetting the 8.9% increase in Non - interest Expenses. When compared to the second quarter of 2021, the efficiency ratio de- creased 13.1 percentage points, mainly due to the 45.7% increase in Operat- ing Revenues. Cost of Credit in the second quarter of 2022 increased 73.6% when compared to the previous quarter, mainly due to the recognition of additional provi- sions for Ch$15.0 billion in 2Q22, portfolio growth and one - off adjustments in provisions of credits of specific wholesale clients. When compared to the second quarter of 2021, Cost of Credit increased by 186.5%, mostly due to positive effects registered in the Cost of Credit during 2Q21 as a result of the economic support applied in the COVID - 19 pandemic, mainly in Chile. 41,506 48,066 41,110 45,688 49,085 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 81,055 94,773 6M21 6M22 +7.4% +16.9% +18.3% Ch$ 49.1 billion Commissions and Fees increased by 7.4% when compared to the previous quarter, explained by higher commissions associated with Wholesale banking activity, both in Chile and Colombia (Financial Advisory commis- sions). When compared to the second quarter of 2021, Commissions and Fees increased by 18.3%, primarily due to higher results in Financial Advisory commissions both in Chile and Colombia. Additionally, there were improve- ments in the results of Insurance Brokerage and Current Account Services and Overdraft Fees, observed mainly in Chile. For further details by country see pages 31 and 41 Management Discussion & Analysis Executive Summary For further details by country see pages 27 and 37 201,880 207,861 249,243 248,560 276,190 397,431 524,750 2.76 2.75 3.14 3.20 3.46 2.74 3.33 -3.00 -2.00 -1.00 - 1.00 2.00 3.00 4.00 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 450,000 500,000 550,000 600,000 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 6M21 6M22 Financial Margin with Clients Financial margin with clients (annualized average rate) +70.0pb +26.0pb +59.4pb Ch$ million Ch$ million Ch$ million - 13.09% - 6.65% - 3.66% 58.4% 58.6% 51.9% 49.0% 45.3% 53.7% 47.0% 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 6M21 6M22 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 6M21 6M22

18 Management Discussion & Analysis Executive Summary 2022 Forecast The historical results, the analysis of the trends observed in critical business variables (levels of portfolio growth, retur ns, risk and expense control, among others), capital requirements; as well as the analysis and continuous review of the general environmen t i n which the Bank's commercial activity is carried out (macroeconomic, social, regulatory, etc.) constitute the basis for the de fin ition of the financial objectives generated in the annual strategic planning process, which are finally translated into the measuremen t o f Forecast that establishes the base framework for the development and focus of the commercial actions of the year. In this way, for the year 2022 the Forecast Bank considers: Although the growth plans and projections of results presented above are based on management assumptions and information avai lab le in the market at the beginning of 2022, these expectations involve inaccuracies and risks that are difficult to anticipate and there ma y be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of the se expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and econ omi c changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on pro ducts, prices and changes in tax legislation, among others. (1) Net provision for credit & counterparty risks below inflation increasing as interest rates rise high single digit Financial margin with clients average rate Loan growth Cost of credit risk 1 Non - Interest Expenses growth range from 0.7% to 1.0% Expected

Income Statement and Balance Sheet Analysis 02 Management Discussion & Analysis and Complete Balance sheet & income statements

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Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown by Country

Highlights

The financial results of Itaú Corpbanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results we have reclassified from Chile to Colombia:

- the cost of derivative structures used to hedge the investment and its related tax effects; and
- other results and overhead costs from Colombia in Chile.

For more details on managerial information, please refer to pages 11, 12 and 13 of this report.

In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 2Q22, 1Q22 and 2Q21:

In Ch$ million	2Q22			1Q22			Change		
	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**373,069**	**316,137**	**73,078**	**317,011**	**264,941**	**58,489**	**17.7%**	**19.3%**	**24.9%**
Managerial Financial Margin	323,984	276,893	63,237	271,323	226,131	51,610	19.4%	22.4%	22.5%
Financial Margin with Clients	276,190	210,006	66,184	248,560	193,145	55,415	11.1%	8.7%	19.4%
Financial Margin with the Market	47,794	66,887	(2,947)	22,763	32,986	(3,804)	110.0%	102.8%	-22.6%
Commissions and Fees	49,085	39,244	9,841	45,688	38,810	6,878	7.4%	1.1%	43.1%
Cost of Credit	**(74,590)**	**(57,693)**	**(16,897)**	**(42,961)**	**(31,293)**	**(11,669)**	**73.6%**	**84.4%**	**44.8%**
Provision for Loan Losses	(95,287)	(74,062)	(21,225)	(58,398)	(42,092)	(16,306)	63.2%	76.0%	30.2%
Recovery of Loans Written Off as Losses	18,112	13,784	4,328	15,691	11,054	4,637	15.4%	24.7%	-6.7%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	2,584	2,584	-	(255)	(255)	-	-1114.0%	-1114.0%	-
Non-interest Expenses	**(169,165)**	**(121,754)**	**(47,411)**	**(155,352)**	**(114,971)**	**(40,381)**	**8.9%**	**5.9%**	**17.4%**
Personnel Expenses	(79,914)	(58,992)	(20,921)	(72,981)	(51,608)	(21,373)	9.5%	14.3%	-2.1%
Administrative Expenses	(77,033)	(53,521)	(23,512)	(70,457)	(54,175)	(16,282)	9.3%	-1.2%	44.4%
Depreciation, Amortization and Impairment	(12,219)	(9,241)	(2,978)	(11,914)	(9,189)	(2,725)	2.6%	0.6%	9.3%
Income before Tax and Minority Interests	**129,314**	**136,690**	**8,771**	**118,698**	**118,677**	**6,439**	**8.9%**	**15.2%**	**36.2%**
Income Tax Expense	16,057	14,891	(3,194)	(7,613)	(6,740)	(2,605)	-310.9%	-320.9%	22.6%
Minority Interests in Subsidiaries	(1)	39	(40)	(240)	(46)	(194)	-99.8%	-183.9%	-79.6%
Costs of hedge positions	-	-	(11,787)	-	-	(4,686)	-	-	151.5%
Recurring Net Income	**145,370**	**151,620**	**(6,250)**	**110,845**	**111,890**	**(1,046)**	**31.1%**	**35.5%**	**497.7%**
Recurring Return on Managerial Tangible Equity	22.1%	29.1%	-4.6%	16.9%	20.9%	-0.9%	519 bps	823 bps	-370 bps

In Ch$ million	2Q22			2Q21			Change		
	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**373,069**	**316,137**	**73,078**	**255,966**	**195,268**	**60,372**	**45.7%**	**61.9%**	**21.0%**
Managerial Financial Margin	323,984	276,893	63,237	214,459	160,696	53,438	51.1%	72.3%	18.3%
Financial Margin with Clients	276,190	210,006	66,184	201,880	156,171	45,709	36.8%	34.5%	44.8%
Financial Margin with the Market	47,794	66,887	(2,947)	12,579	4,524	7,729	280.0%	1378.4%	-138.1%
Commissions and Fees	49,085	39,244	9,841	41,506	34,572	6,934	18.3%	13.5%	41.9%
Cost of Credit	**(74,590)**	**(57,693)**	**(16,897)**	**(26,031)**	**(9,341)**	**(16,690)**	**186.5%**	**517.7%**	**1.2%**
Provision for Loan Losses	(95,287)	(74,062)	(21,225)	(40,643)	(19,451)	(21,193)	134.4%	280.8%	0.2%
Recovery of Loans Written Off as Losses	18,112	13,784	4,328	14,442	9,940	4,502	25.4%	38.7%	-3.9%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	2,584	2,584	-	170	170	-	1416.5%	1416.5%	-
Non-interest Expenses	**(169,165)**	**(121,754)**	**(47,411)**	**(149,581)**	**(110,199)**	**(39,382)**	**13.1%**	**10.5%**	**20.4%**
Personnel Expenses	(79,914)	(58,992)	(20,921)	(71,312)	(51,812)	(19,500)	12.1%	13.9%	7.3%
Administrative Expenses	(77,033)	(53,521)	(23,512)	(66,184)	(49,412)	(16,772)	16.4%	8.3%	40.2%
Depreciation, Amortization and Impairment	(12,219)	(9,241)	(2,978)	(12,084)	(8,975)	(3,110)	1.1%	3.0%	-4.3%
Income before Tax and Minority Interests	**129,314**	**136,690**	**8,771**	**80,354**	**75,729**	**4,300**	**60.9%**	**80.5%**	**104.0%**
Income Tax Expense	16,057	14,891	(3,194)	(9,534)	(7,397)	(2,049)	-268.4%	-301.3%	55.9%
Minority Interests in Subsidiaries	(1)	39	(40)	(47)	(2)	(45)	-98.8%	-1804.3%	-11.6%
Costs of hedge positions	-	-	(11,787)	-	-	238	-	-	-5059.7%
Recurring Net Income	**145,370**	**151,620**	**(6,250)**	**70,773**	**68,330**	**2,444**	**105.4%**	**121.9%**	**-355.8%**
Recurring Return on Managerial Tangible Equity	22.1%	29.1%	-4.6%	16.0%	19.8%	2.5%	610 bps	933 bps	-710 bps

(1) In nominal currency

ItaúCorpbanca 21

Management Discussion & Analysis | Income Statement Analysis

Accounting and Managerial Net Income Statement Reconciliation

The Accounting and Managerial Net Income Statement Reconciliation for 2Q22, 1Q22 and 2Q21 is presented below:

In Ch$ million	2Q22	1Q22	2Q21	6M22	6M21
Net Income Attributable to Shareholders (Accounting)	135,091	102,469	67,373	237,560	147,841
(+) Non-recurring events	4,891	4,699	3,102	9,590	8,008
(+) Other results and overhead costs from Colombia in Chile (a)	(149)	37	(1,908)	(113)	(3,264)
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	11,787	4,686	(238)	16,473	(284)
Recurring Net Income	151,620	111,890	68,330	263,510	152,302

In Ch$ million	2Q22	1Q22	2Q21	6M22	6M21
Net Income Attributable to Shareholders (Accounting)	247	3,677	298	3,924	10,052
(+) Non-recurring events	5,140	-	(0)	5,140	(0)
(+) Other results and overhead costs from Colombia in Chile (a)	149	(37)	1,908	113	3,264
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	(11,787)	(4,686)	238	(16,473)	284
Recurring Net Income	(6,250)	(1,046)	2,444	(7,296)	13,599

Managerial reclassifications:

(a) **Other results and overhead costs from Colombia in Chile:** other results and overhead costs incurred by the administration in Chile and managerially assigned to Colombia.

(b) **Cost of Economic Hedge:** carry cost of the derivatives used for the economic hedge of the investment in Colombia, booked in Chile.

(c) **Cost of Fiscal Hedge:** cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

ItaúCorpbanca 22

Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown for Chile

Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 21 and 22:

			change			change				change	
In Ch$ million	**2Q22**	**1Q22**	**%**	**$**	**2Q21**	**%**	**$**	**6M22**	**6M21**	**%**	**$**
Operating Revenues	**316,137**	**264,941**	**19.3%**	**51,196**	**195,268**	**61.9%**	**120,869**	**581,078**	**436,534**	**33.1%**	**144,544**
Managerial Financial Margin	276,893	226,131	22.4%	50,761	160,696	72.3%	116,197	503,024	368,875	36.4%	134,150
Financial Margin with Clients	210,006	193,145	8.7%	16,861	156,171	34.5%	53,834	403,151	303,876	32.7%	99,275
Financial Margin with the Market	66,887	32,986	102.8%	33,901	4,524	1378.4%	62,363	99,874	64,999	53.7%	34,875
Commissions and Fees	39,244	38,810	1.1%	435	34,572	13.5%	4,672	78,054	67,659	15.4%	10,394
Cost of Credit	**(57,693)**	**(31,293)**	**84.4%**	**(26,401)**	**(9,341)**	**517.7%**	**(48,353)**	**(88,986)**	**(34,140)**	**160.6%**	**(54,846)**
Provision for Loan Losses	(74,062)	(42,092)	76.0%	(31,969)	(19,451)	280.8%	(54,611)	(116,154)	(53,690)	116.3%	(62,463)
Recovery of Loans Written Off as Losses	13,784	11,054	24.7%	2,729	9,940	38.7%	3,844	24,838	21,082	17.8%	3,756
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	2,584	(255)	-	2,839	170	1416.5%	2,414	2,329	(1,532)	-	3,862
Non-interest Expenses	**(121,754)**	**(114,971)**	**5.9%**	**(6,783)**	**(110,199)**	**10.5%**	**(11,555)**	**(236,725)**	**(225,414)**	**5.0%**	**(11,311)**
Personnel Expenses	(58,992)	(51,608)	14.3%	(7,385)	(51,812)	13.9%	(7,180)	(110,600)	(99,906)	10.7%	(10,694)
Administrative Expenses	(53,521)	(54,175)	-1.2%	654	(49,412)	8.3%	(4,109)	(107,695)	(107,694)	0.0%	(2)
Depreciation. Amortization and Impairment	(9,241)	(9,189)	0.6%	(52)	(8,975)	3.0%	(267)	(18,430)	(17,815)	3.5%	(616)
Income before Tax and Minority Interests	**136,690**	**118,677**	**15.2%**	**18,012**	**75,729**	**80.5%**	**60,961**	**255,367**	**176,980**	**44.3%**	**78,387**
Income Tax Expense	14,891	(6,740)	-	21,632	(7,397)	-	22,288	8,151	(24,664)	-	32,815
Minority Interests in Subsidiaries	39	(46)	-	85	(2)	-	41	(7)	(14)	-44.9%	6
Recurring Net Income	**151,620**	**111,890**	**35.5%**	**39,730**	**68,330**	**121.9%**	**83,290**	**263,510**	**152,302**	**73.0%**	**111,208**

ItaúCorpbanca 23

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlights

- Financial Margin with Clients increased 8.7% when compared to the previous quarter, mainly due to improvements in margin of liabilities and capital due to the positive effect of the increase in the value of the Monetary Policy Rate of Chile (TPM); in addition to the growth of the loan portfolio in the quarter.
- Financial Margin with the Market reached Ch$66.9 billion in the second quarter of 2022, an increase of 102.8% when compared to the previous quarter, as a result of an increase in earnings indexed to inflation, given the higher relative rise in the CPI observed in the second quarter of 2022.

Managerial Financial Margin

Financial Margin with Clients Ch$210.0 billion ▲ **+8.7%** (2Q22/1Q22) ▲ **+34.5%** (2Q22/2Q21)

Financial Margin with the Market Ch$66.9 billion ▲ **+102.8%** (2Q22/1Q22) ▲ **+1,378.4%** (2Q22/2Q21)


Ch$ million
160,696
4,524
156,171
181,918
23,783
158,135
243,543
45,586
197,957
226,131
32,986
193,145
276,893
66,887
210,006
2Q21
3Q21
4Q21
1Q22
2Q22
Financial Margin with Clients
Financial Margin with the Market

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, which is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM.

Change in the Financial Margin with Clients Breakdown


Assets financial margin
Liabilities financial margin
193,145
180
5,328
461
-187
-2,945
4,577
588
8,859
210,006
1
2
3
4
1Q'22
Portfolio mix
Volume
Spreads
Portfolio mix
Volume
Spreads
Commercial spreads on derivatives and FX transactions with clients
Capital financial margin and others
2Q'22

1 **Assets financial margin (+Ch$5,969 million):** driven by the growth of the loans portfolio, in both Wholesale and Retail, complemented by improvement in spreads, mainly related to commercial loans and positive effect on the portfolio mix due to the growth of consumer loans and credit.

2 **Liabilities financial margin (+Ch$1,444 million):** mainly due to increase in the profitability of this portfolio, as a result of the higher value of the average TPM observed in this period.

3 **Commercial spreads on derivatives and FX transactions with clients (+Ch$588 million):** related to an increase in derivatives and FX transactions with wholesale clients impacting the Financial Margin with Clients.

4 **Capital financial margin and others (+Ch$8,859 million):** mainly due to a higher capital remuneration generated by the rise in the value of the TPM, in addition to a higher number of calendar days in 2Q22 and recognition of greater results in tax readjustments to be recovered (effects of the higher inflation of the quarter).

ItaúCorpbanca 24

25 Management Discussion & Analysis Income Statement Analysis UF - Unidad de Fomento (variation value) UF net exposure (Ch$ trillion) Annualized average rate of financial margin with clients Financial Margin with the Market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors, currencies and interest rates and (ii) treasury trading, which manages proprietary portfol ios and may assume directional positions, in compliance with the limits established by our risk appetite. Financial Margin with the Market increased 102.8% in 2Q22 compared to 1Q22. This increase was mainly due to higher gains from asset and liability management caused by to an increase in inflation - linked income, offsetting the higher costs derived from the rise in the value of the TPM and lower profits obtained by the trading desk. 2Q22 1Q22 In Ch$ millions, end of period Average Balance Average Rate Financial Margin Average Balance Average Rate Financial Margin Financial Margin with Clients 26,069,972 3.2% 210,006 25,629,892 3.1% 193,145 Cost of Credit (57,693) (31,293) Risk - Adjusted Financial Margin with Clients 26,069,972 2.3% 152,312 25,629,892 2.6% 161,853 Ch$ million Financial Margin with Clients: + 18 bp • Growth of loans and greater margin of liabilities and capital due to increase in the TPM. 2.6% 2.6% 3.1% 3.1% 3.2% 2.4% 2.1% 2.0% 2.6% 2.3% 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 0.00 0.02 0.04 Financial margin with clients Risk-adjusted financial margin with clients 4,524 23,783 45,586 32,986 66,887 30,799 32,033 33,592 26,720 42,311 - 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 - 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 Financial Margin with the Market 1-year moving average 1.5 1.4 2.0 1.7 1.4 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 1.1% 1.3% 3.0% 2.4% 4.2% 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 Financial Margin with the Market Risk - Adjusted Financial Margin with Clients: - 22 bp • Due to the 84.4% increase in Cost of Credit for the quarter.

Management Discussion & Analysis
Income Statement Analysis

Commissions and Fees

Highlights

- In the second quarter of the year, Commissions and Fees amounted to Ch$39.2 billion, an 1.1% increase when compared to the previous quarter, originated in the greater dynamism observed in the quarter in relation to structuring services (Financial Advisory), which offset the decreases in Current Account Services and Overdraft Fees as well as the fees related to Asset Management.
- When compared to the second quarter of 2021, Commissions and Fees increased 13.5%, mainly due to higher Insurance Brokerage fees related to an expansion in our consumer portfolio and better cross selling, improvement in Financial Advisory commissions, along with higher Current Account Services and Overdraft Fees, driven by the higher transactionality.

In Ch$ million	2Q22	1Q22	change		2Q21	change		6M22	6M21	change	
Insurance Brokerage	9,967	9,753	214	2.2%	8,051	1,917	23.8%	19,721	16,306	3,415	20.9%
Credit Operations and Guarantees Provided	7,941	7,801	140	1.8%	7,375	566	7.7%	15,742	14,296	1,445	10.1%
Current Account Services and Overdraft Fees	8,205	8,796	(591)	-6.7%	7,282	923	12.7%	17,001	15,036	1,966	13.1%
Asset Management	3,155	3,453	(297)	-8.6%	3,136	19	0.6%	6,608	6,279	329	5.2%
Financial Advisory and Others	9,975	9,007	968	10.8%	8,728	1,247	14.3%	18,982	15,742	3,240	20.6%
Total Commissions and Fees	**39,244**	**38,810**	**435**	**1.1%**	**34,572**	**4,672**	**13.5%**	**78,054**	**67,659**	**10,394**	**15.4%**

Commissions and Fees Breakdown


2Q22
25%
20%
8%
25%
21%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Current Account Services and Overdraft Fees


1Q22
25%
20%
9%
23%
23%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Current Account Services and Overdraft Fees

ItaúCorpbanca
26

27 Management Discussion & Analysis Income Statement Analysis Cost of Credit Our net provisions for loan losses over loan portfolio increased by 50 percentage points compared to the previous quarter, due to growth in the level of credit provisions mentioned above. In the 12 - month comparison, this ratio showed an increase of 93 percentage points. Allowance for Loan Losses and Loan Portfolio Cost of Credit and Loan Portfolio The Cost of Credit totaled Ch$57.7 billion in the second quarter of 2022, a growth of 84.4% when compared to Ch$26.4 billion in the previous quarter. This is mainly explained by the recognition of additional provisions of Ch$15.0 billion during 2Q22, in addition to the effect of downgrade adjustments applied to specific cases of Whole- sale Banking clients in the previous quarter. Compared to the second quarter of 2021, the Cost of Credit is higher by 517.7%, given that during the previous year there was a positive effect on the delinquency of the loan portfolio, due to the COVID - 19 economic support measures applied by the Chilean government, in addition to the recognition of additional provisions for Ch$15.0 billon in the second quarter of 2022 mentioned above. In the second quarter of 2022, the total allowance for loan losses, including additional provisions, decreased 0.8% in the period, totaling Ch$630.2 billion, whereas our average loan portfolio in- creased 3.5% when compared to the previous quarter, reaching Ch$20.3 trillion. As a result, the ratio of total allowance for loan losses, including additional provisions, over loan portfolio decreased in the second quarter of 2022, from 3.24% to 3.10% when compared with the last quarter. In Ch$ million 2Q22 1Q22 change 2Q21 change 6M22 6M21 change Net Provision for Loan Losses (60,278) (31,038) (29,240) 94.2% (9,511) (50,767) 533.8% (91,315) (32,608) (58,708) 180.0% Provision for Loan Losses (74,062) (42,092) (31,969) 76.0% (19,451) (54,611) 280.8% (116,154) (53,690) (62,463) 116.3% Recovery of Loans Written Off as Losses 13,784 11,054 2,729 24.7% 9,940 3,844 38.7% 24,838 21,082 3,756 17.8% Credit Value Adjustment (or “ CVA ”; ratings and collaterals effects) 2,584 (255) 2,839 - 170 2,414 1416.5% 2,329 (1,532) 3,862 - Cost of Credit (57,693) (31,293) (26,401) 84.4% (9,341) (48,353) 517.7% (88,986) (34,140) (54,846) 160.6% (*) Average Loan Portfolio 555,209 544,910 638,892 655,971 511,402 519,439 537,200 523,109 502,854 64,500 104,600 78,211 78,211 86,211 105,711 112,379 127,379 574,709 609,410 743,492 734,182 589,613 605,650 642,911 635,488 630,233 3.00 3.20 3.99 4.00 3.18 3.22 3.29 3.24 3.10 - 0.1 0.1 0.2 0.2 0.3 0.3 0.4 0.4 0.5 0.5 0.6 0.6 0.7 0.7 0.8 0.8 0.9 0.9 1.0 1.0 1.1 1.1 1.2 1.2 1.3 1.3 1.4 1.4 1.5 1.5 1.6 1.6 1.7 1.7 1.8 1.8 1.9 1.9 2.0 2.0 2.1 2.1 2.2 2.2 2.3 2.3 2.4 2.4 2.5 2.5 2.6 2.6 2.7 2.7 2.8 2.8 2.9 2.9 3.0 3.0 3.1 3.1 3.2 3.2 3.3 3.3 3.4 3.4 3.5 3.5 3.6 3.6 3.7 3.7 3.8 3.8 3.9 3.9 4.0 4.0 4.1 4.1 4.2 4.2 4.3 4.3 4.4 - 600,000 1,200,000 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 Allowances for loan losses (Ch$ million) - Chile Additional provisions (Ch$ million) - Chile Total provisions Allowances for loan losses / Loan portfolio (%) 19,451 43,922 93,812 42,092 74,062 9,341 29,039 69,889 31,293 57,693 0.2 0.6 1.4 0.6 1.1 -2.0 -1.6 -1.2 -0.8 -0.4 0.0 0.4 0.8 1.2 1.6 2.0 2.4 -10,000 10,000 30,000 50,000 70,000 90,000 110,000 130,000 150,000 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 Provision for loan losses (Ch$ million) Cost of credit (Ch$ million) Cost of credit / Loan portfolio* - Annualized (%)

Management Discussion & Analysis | Income Statement Analysis

Credit Quality

Delinquency Ratios

Non-Performing Loans


Ch$ million
382,804
344,973
341,037
415,576
432,944
388,703
311,493
312,773
392,051
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Non-performing Loans over 90 days - Chile

The portfolio of credits 90-days overdue increased Ch$79.3 billion or 25.3% in the second quarter of 2022 when compared to the previous quarter, as a result of an increase of 41% in NPL for the commercial portfolio, referring to specific cases of Wholesale Banking clients, together with a 21% increase in the consumer portfolio NPL.

When compared to the same quarter of the previous year, this portfolio presented a decrease of 9.4%, which considers a decrease of 13.5% in the non-performing commercial portfolio and an increase in the consumer loans NPL by 28.3%.

NPL Ratio (%) | over 90 days


1.97
1.82
1.87
2.25
2.33
2.04
1.56
1.56
1.83
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Chile

The NPL ratio of credits 90-day overdue presented a growth of 0.28 percentage points compared to the previous quarter, as a result of the higher volume of NPL portfolio observed in this quarter, while compared to 2Q21, where a decrease of 0.50 percentage points was recorded.

NPL Ratio (%) by Segments | over 90 days


2.62%
2.01%
1.97%
1.82%
1.60%
2.11%
1.82%
1.71%
1.22%
1.26%
2.20%
1.87%
1.69%
1.66%
1.12%
2.79%
2.40%
2.25%
1.75%
1.07%
2.99%
2.63%
2.33%
1.62%
0.99%
2.67%
2.43%
2.04%
1.14%
0.87%
1.94%
1.61%
1.56%
1.03%
0.87%
1.90%
1.58%
1.56%
1.44%
0.85%
2.31%
2.06%
1.83%
1.65%
0.82%
2Q'20
3Q'20
4Q'20
1Q'21
2Q'21
3Q'21
4Q'21
1Q'22
2Q'22
Commercial
Comm. ex-Students loans
Mortgage
Consumer
Total

In the second quarter of 2022, the total NPL ratio amounted to 1.83%, representing an increase of 27.5 basis points over the previous quarter. This growth in the index is due to the higher volume of commercial NPL portfolio observed in the quarter, derived from specific cases of Wholesale Banking clients, in addition to the growth trend registered by consumer delinquencies, in the current scenario where economic support is lower than those observed in previous periods.

The NPL ratio over 90 days for consumer loans increased from 1.44% to 1.65% in the second quarter of 2022.

The NPL ratio for mortgage loans showed a decrease of 2.9 basis points compared to 1Q22, closing at 0.82%.

Coverage Ratio[1] (%) | 90 days


150
177
218
177
136
156
206
203
161
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Chile

As of June 30, 2022, the 90-day coverage ratio reached 161%, a 42 percentage points decrease from the previous quarter, while the total credit provisions grew, it did not offset the impact of the higher volume of the NPL portfolio, mentioned above.

When compared with June 30, 2021, the coverage ratio increased by 25 percentage points, due to the decrease in the NPL portfolio in 2Q22 relative to 2Q21.

(1) Coverage Ratio includes additional provisions.

ItaúCorpbanca 28

29 Management Discussion & Analysis Income Statement Analysis * Loan portfolio average balance of the two previous quarters. In the second quarter of 2022, loan portfolio write - offs totaled Ch$ 64,6 billion an increase of 118.1% when compared to the previous quarter, which is mainly due to specific cases of Wholesale Banking clients, for which the associated credit provisions allowed to cover the impacts of write - offs made. The ratio of written - off operations to loan portfolio average balance increased 65 basis points, reaching 1.24%, when compared to the first quarter of 2022 and increased 27 basis points when compared to the same period of the previous year. Loan Portfolio Write - Off 54.4 49.7 47.7 36.3 45.0 38.1 44.8 29.6 64.6 1.13 1.04 1.02 0.79 0.97 0.81 0.92 0.59 1.24 0.00 0.10 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1.00 1.10 1.20 1.30 1.40 1.50 0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 Write-off (Ch$ billion) -Chile Write-off / Loan Portfolio* - Annualized (%) Recovery of Loans Written - off as Losses As of June 30, 2022, income from recoveries of written - off loans to- taled Ch$13.8 billion, 24.7% higher than in the previous quarter, mainly due to higher recoveries associated with commercial portfolio. When compared to the second quarter of 2021, the income from re- covery of loans written - off registered an increase of 38.7% driven by the greater recoveries of the commercial portfolio of 2Q22 . Ch$ million 9,940 14,105 14,745 11,054 13,784 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 Recovery of Loan Written-off as Losses (Ch$ million) - Chile Ch$ million

30 Personnel expenses Administrative Expenses Administrative Expenses amounted to Ch$53.5 billion in the second quarter of 2022, presenting a slight decrease in relation to the last quarter that corresponds mainly to lower commercial expenses and operating losses. When compared to the second quarter of 2021, Administrative Ex- penses increased 8.3%, product of an one - time decrease in contin- gency provisions observed in 2Q21. Depreciation amortization and Impairment Depreciation, Amortization and Impairment expenses totaled Ch$9.2 billion in the second quarter of 2022, in line with the level of expenses observed in the previous quarter. Compared to the same period in 2021, these expenses presented an increase of 3.0%, due to the increase in the base of assets subject to amortization. Non - interest Expenses • Non - interest Expenses amounted to Ch$121.8 billion in the quarter, a 5.9% increase from the previous quarter, mainly due to an i ncrease in Personnel Expenses. • When compared to the second quarter of 2021, Non - interest Expenses increased 10.5%, as a result of an increase in Personnel and Administrative Expenses. Highlights In the second quarter of 2022, Personal Expenses increased 14.3% relative to the previous quarter, mainly due to the seasonal effect of 1Q22 associated with provisions for employees vacations and a higher provisions for variable compensation established in this quar- ter. When compared to the same period of 2021, Personnel Expenses increased 13.9% as a result of higher wages mainly due to inflation and higher provisions for variable compensation recognized in the second quarter of 2022. Headcount 5,210 Headcount in Chile and New York at the end of the 2Q22 + 0.6% (2Q22/1Q22) + 0.4% (2Q22/2Q21) The total number of employees including the Itaú Corpbanca New York branch was 5,210 at the end of the second quarter of 2022 compared to 5,177 in the previous quarter and 5,187 at the end of the second quarter of 2021, an increase of 0.4% in headcount in a twelve - month period. Management Discussion & Analysis In Ch$ million 2Q22 1Q22 change 2Q21 change 6M22 6M21 change Personnel Expenses (58,992) (51,608) (7,385) 14.3% (51,812) (7,180) 13.9% (110,600) (99,906) (10,694) 10.7% Administrative Expenses (53,521) (54,175) 654 - 1.2% (49,412) (4,109) 8.3% (107,695) (107,694) (2) 0.0% Personnel and Administrative Expenses (112,513) (105,782) (6,731) 6.4% (101,224) (11,289) 11.2% (218,295) (207,599) (10,696) 5.2% Depreciation, Amortization and Impairment (9,241) (9,189) (52) 0.6% (8,975) (267) 3.0% (18,430) (17,815) (616) 3.5% Total Non - interest Expenses (121,754) (114,971) (6,783) 5.9% (110,199) (11,555) 10.5% (236,725) (225,414) (11,311) 5.0% 5,581 5,331 5,266 5,249 5,187 5,160 5,125 5,177 5,210 - 0.3% - 4.5% - 1.2% - 0.3% - 1.2% - 0.5% - 0.7% 1.0% 0.6% -10.0% -8.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% 4,500 4,700 4,900 5,100 5,300 5,500 5,700 5,900 6,100 6,300 6,500 6,700 6,900 7,100 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Chile Δ % QoQ Income Statement Analysis

31 Management Discussion & Analysis Efficiency Ratio We present the evolution of the efficiency ratio: 56.4% 52.4% 46.3% 43.4% 38.5% 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 Efficiency ratio Income Statement Analysis Efficiency Ratio In the second quarter of 2022, our Efficiency Ratio reached 38.5%, a decrease of 4.9 percentage points when compared to the p rev ious quar- ter. This was mainly related to higher Operating Revenues in the quarter. When compared to the second quarter of 2021, the Efficiency Ratio decreased 17.9 percentage points, primarily due to higher O per ating Rev- e n u e s .. Distribution Network Points of Service in Chile Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu din g ATMs, branch offices (physical and digital), mobile banking, internet banking and telephone banking. Branches | Chile and New York 188 185 185 187 185 182 182 180 165 2 2 4 4 4 4 6 6 9 - 2.1% - 1.6% 1.1% 1.1% - 1.0% - 1.6% 1.1% - 1.1% - 6.5% -20% -15% -10% -5% 0% 5% - 50 100 150 200 250 300 350 400 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Physical Digital Δ % Branches Chile QoQ As of June 30, 2022, we have 174 branches, a 6.5% decrease com- pared to the previous quarter, explained by the closure of 15 physi- cal branches and the incorporation of 3 new digital branches. In addition, the total number of branches decreased by 7.9% (or 15 fewer branches) compared to as of June 30, 2021. Automated Teller Machines (ATMs) | Chile By the end of the second quarter of 2022, the number of ATMs totaled 356 in Chile, a 14 ATMs reduction when compared to as March 31, 2022 and a 11.4% decrease when compared to June 30, 2021. Additionally, our customers have access to over 7,000 ATMs in Chile through our agreement with Redbanc. 398 396 398 397 393 397 398 366 352 10 10 10 9 9 4 4 4 4 - 1.2% - 0.5% 0.5% - 0.5% - 1.0% - 0.2% 0.2% - 8.0% - 3.8% -20% -15% -10% -5% 0% 5% - 50 100 150 200 250 300 350 400 450 500 550 600 650 700 750 800 850 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Itaú Banco Condell Δ % ATMs Chile QoQ Non - interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) Managerial Financial Margin + Commission and Fees = Efficiency Ratio

Management Discussion & Analysis | Income Statement Analysis

Credit Portfolio

Highlights

- The consolidated credit portfolio in Chile reached Ch$21.4 trillion at the end of the second quarter of 2022, an increase of 6.5% from the previous quarter and an increase of 15.2% from the second quarter of 2021.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	2Q22	1Q22	change	2Q21	change
Wholesale lending - Chile	**13,340,039**	**12,402,119**	**7.6%**	**11,937,309**	**11.8%**
Commercial loans	10,850,005	10,436,051	4.0%	10,291,962	5.4%
Foreign trade loans	1,598,646	1,182,677	35.2%	965,877	65.5%
Leasing and factoring	891,387	783,391	13.8%	679,470	31.2%
Retail lending - Chile	**8,076,278**	**7,706,567**	**4.8%**	**6,656,117**	**21.3%**
Residential Mortgage loans	**5,981,669**	**5,713,222**	**4.7%**	**4,988,799**	**19.9%**
Consumer loans	**2,094,609**	**1,993,346**	**5.1%**	**1,667,318**	**25.6%**
Consumer installment loans	1,464,033	1,403,472	4.3%	1,219,717	20.0%
Current account overdrafts	123,437	115,657	6.7%	102,988	19.9%
Credit card debtors	506,678	473,682	7.0%	344,148	47.2%
Other loans and receivables	462	535	-13.6%	465	-0.6%
TOTAL LOANS[1]	**21,416,316**	**20,108,686**	**6.5%**	**18,593,426**	**15.2%**

(1) Total loans does not include balance owed by banks.

The total loan portfolio grew, in nominal terms, by 6.5% between the first and the second quarter of 2022, presenting an expansion of 15.2% in the last twelve months. Excluding the effects of exchange rate and inflation that impacted the composition of the loan portfolio, the aforementioned growth translates into 1.5% and 5.0%, respectively.

The Wholesale portfolio increased 7.6% in this quarter relative to 1Q22, while growing 11.8% when compared to 2Q21. Adjusting for foreign exchange variations, the Wholesale portfolio increased 1.4% both in the comparison against the previous quarter and the same period of the year 2021.

The Retail portfolio grew 4.8% in this quarter relative to 1Q22, and 21.3% when compared to 2Q21, marked by the growth trend that the Consumer loans portfolio has shown since the end of 2021, highlighting the rates observed in Consumer installment loans and Credit card debtors. Additionally, the volume of Residential Mortgage loans grew 4.7% compared to the balance as of March 31, 2022, which translates into a 0.4% increase when excluding the effects of UF variation on this portfolio.

ItaúCorpbanca 32

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown for Colombia

Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pages 21 and 22:

In Ch$ million	2Q22			1Q22			%	2Q21			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**73,078**	**1,497**	**74,576**	**58,489**	**4,946**	**63,434**	**17.6%**	**60,372**	**9,391**	**69,763**	**6.9%**
Managerial Financial Margin	63,237	1,274	64,512	51,610	4,365	55,975	15.2%	53,438	8,338	61,777	4.4%
Financial Margin with Clients	66,184	1,351	67,535	55,415	4,680	60,095	12.4%	45,709	7,080	52,789	27.9%
Financial Margin with the Market	(2,947)	(77)	(3,024)	(3,804)	(315)	(4,120)	-26.6%	7,729	1,259	8,988	-133.6%
Commissions and Fees	9,841	223	10,064	6,878	581	7,459	34.9%	6,934	1,053	7,987	26.0%
Cost of Credit	**(16,897)**	**(307)**	**(17,203)**	**(11,669)**	**(1,021)**	**(12,689)**	**35.6%**	**(16,690)**	**(2,709)**	**(19,399)**	**-11.3%**
Provision for Loan Losses	(21,225)	(398)	(21,623)	(16,306)	(1,418)	(17,724)	22.0%	(21,193)	(3,395)	(24,588)	-12.1%
Recovery of Loans Written Off as Losses	4,328	91	4,420	4,637	397	5,034	-12.2%	4,502	686	5,189	-14.8%
Non-interest Expenses	**(47,411)**	**(988)**	**(48,399)**	**(40,381)**	**(3,408)**	**(43,788)**	**10.5%**	**(39,382)**	**(6,132)**	**(45,514)**	**6.3%**
Personnel Expenses	(20,921)	(443)	(21,364)	(21,373)	(1,776)	(23,149)	-7.7%	(19,500)	(3,041)	(22,541)	-5.2%
Administrative Expenses	(23,512)	(484)	(23,996)	(16,282)	(1,398)	(17,681)	35.7%	(16,772)	(2,604)	(19,377)	23.8%
Depreciation, Amortization and Impairment	(2,978)	(61)	(3,038)	(2,725)	(234)	(2,959)	2.7%	(3,110)	(486)	(3,596)	-15.5%
Income before Tax and Minority Interests	**8,771**	**203**	**8,974**	**6,439**	**517**	**6,957**	**29.0%**	**4,300**	**551**	**4,851**	**85.0%**
Income Tax Expense	(3,194)	(79)	(3,273)	(2,605)	(217)	(2,822)	16.0%	(2,049)	(269)	(2,318)	41.2%
Minority Interests in Subsidiaries	(40)	(1)	(40)	(194)	(16)	(210)	-80.9%	(45)	0	(44)	-9.6%
Costs of hedge positions	(11,787)	(170)	(11,957)	(4,686)	(409)	(5,095)	134.7%	238	17	255	-4796.6%
Recurring Net Income	**(6,250)**	**(46)**	**(6,296)**	**(1,046)**	**(125)**	**(1,171)**	**437.8%**	**2,444**	**299**	**2,743**	**-329.6%**

In Ch$ million	6M22			6M21			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**131,567**	**6,443**	**138,010**	**135,353**	**17,859**	**153,211**	**-9.9%**
Managerial Financial Margin	114,848	5,639	120,487	121,957	16,090	138,047	-12.7%
Financial Margin with Clients	121,599	6,031	127,630	93,555	12,470	106,025	20.4%
Financial Margin with the Market	(6,751)	(392)	(7,143)	28,402	3,620	32,021	-
Commissions and Fees	16,719	804	17,523	13,396	1,769	15,165	15.6%
Cost of Credit	**(28,565)**	**(1,327)**	**(29,892)**	**(30,685)**	**(4,345)**	**(35,031)**	**-14.7%**
Provision for Loan Losses	(37,531)	(1,816)	(39,347)	(39,454)	(5,516)	(44,969)	-12.5%
Recovery of Loans Written Off as Losses	8,966	489	9,454	8,769	1,170	9,939	-4.9%
Non-interest Expenses	**(87,791)**	**(4,396)**	**(92,187)**	**(81,769)**	**(10,741)**	**(92,510)**	**-0.3%**
Personnel Expenses	(42,295)	(2,218)	(44,513)	(42,008)	(5,410)	(47,418)	-6.1%
Administrative Expenses	(39,794)	(1,883)	(41,677)	(34,116)	(4,561)	(38,678)	7.8%
Depreciation, Amortization and Impairment	(5,702)	(295)	(5,997)	(5,644)	(770)	(6,414)	-6.5%
Income before Tax and Minority Interests	**15,210**	**720**	**15,931**	**22,898**	**2,772**	**25,670**	**-37.9%**
Income Tax Expense	(5,800)	(296)	(6,095)	(8,093)	(989)	(9,082)	-32.9%
Minority Interests in Subsidiaries	(234)	(17)	(250)	(1,490)	(178)	(1,668)	-85.0%
Costs of hedge positions	(16,473)	(579)	(17,052)	284	4	288	-
Recurring Net Income	**(7,296)**	**(171)**	**(7,467)**	**13,599**	**1,609**	**15,208**	**-**

(1) Refers to the elimination of the impact of foreign exchange rate variation, by converting all figures from each of the periods analyzed at a single foreign exchange rate: Ch$0.2230 per COP as of June 30, 2022.

ItaúCorpbanca

33

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlights

- In the second quarter of 2022, Financial Margin with Clients increased 12.4% relative to the previous quarter, driven by higher margins on liabilities and capital associated with the environment of higher interest rates as well as higher deposit volumes.
- Financial Margin with the Market decreased 26.6% when compared to the first quarter of 2022, mainly due to higher than expected interest rates and currency volatility.

Managerial Financial Margin

Financial Margin with Clients
Ch$67.5 billion

▲ **+12.4%** (2Q22/1Q22)
▲ **+27.9%** (2Q22/2Q21)

Financial Margin with the Market
Ch$-3.0 billion

▼ **-26.6%** (2Q22/1Q22)
▼ **-133.6%** (2Q22/2Q21)


Ch$ million
61,777
8,988
52,789
56,281
2,057
54,224
57,885
3,736
54,149
55,975
60,095
-4,120
64,512
67,535
-3,024
2Q21
3Q21
4Q21
1Q22
2Q22
Financial Margin with Clients
Financial Margin with the Market

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2230 per COP as of June 30, 2022.

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate (monetary policy rate of Colombia).

Change in the Financial Margin with Clients Breakdown


60,095
-173
4,655
487
1,576
897
67,535
1
2
3
4
1Q'22
Loan Portfolio Mix
Average Loan Portfolio, Loan Spreads and Liabilities Margin
Lower number of calendar days
Comercial spreads on derivatives and FX transactions with clients
Working Capital and other
2Q'22

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2230 per COP as of June 30, 2022.

1. **Loan portfolio mix (-Ch$173 million):** mainly due to a greater growth in Commercial loans, associated with Wholesale Banking, compared to the dynamics observed in the Retail portfolio.
2. **Average asset portfolio, assets spreads and liabilities margin (+Ch$4,655 million):** mainly due to the growth of the portfolio of deposits and other demand liabilities and the positive effect of the increase in the value of the average TPM on the rate of remuneration applied to this portfolio.
3. **Commercial spreads on derivatives and FX transactions with clients (+Ch$1,576 million):** mainly due to higher activity level in derivatives and FX transactions with wholesale clients.
4. **Working capital and others (+Ch$897 million):** explained, mainly, by the greater capital margin derived from the increase in interest rates observed in the quarter (remuneration indexed to the value of the TPM).

ItaúCorpbanca 34

35 Management Discussion & Analysis Income Statement Analysis Risk - Adjusted Financial Margin with Clients: +23 bp • Mainly due to the improvement in the Financial Margin with Clients offset by the 35.6% increase in Cost of Credit. Annualized average rate of financial margin with clients Financial margin with the market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading which manages prop rie- tary portfolios and may assume directional positions, in compliance with the limits established by our risk appetite. Financial Margin with the Market reached Ch$ - 3.0 billion, a 26.6% decrease when compared to the previous quarter, as the environ- ment of rising interest rates and high market volatility continued throughout 2Q22. 2Q22 1Q22 In Ch$ millions, end of period Average Balance Average Rate Financial Margin Average Balance Average Rate Financial Margin Financial Margin with Clients 6,234,943 67,535 4.4% 6,393,566 60,095 3.8% Cost of Credit (17,203) (12,689) Risk - Adjusted Financial Margin with Clients 6,234,943 50,332 3.2% 6,393,566 47,406 3.0% Ch$ million Financial Margin with Clients: +55 bp • Driven by the higher margin of liabilities and capital in this quarter. 8,988 2,057 3,736 - 4,120 - 3,024 14,027 11,479 9,454 2,665 - 337 -10,000 -5,000 - 5,000 10,000 15,000 -10,000 -5,000 - 5,000 10,000 15,000 20,000 25,000 30,000 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 Financial Margin with the Market 1-year moving average Financial Margin with the Market 3.5% 3.5% 3.3% 3.8% 4.4% 2.2% 1.7% 2.3% 3.0% 3.2% 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 0.00 0.02 0.04 0.06 Financial margin with clients Risk-adjusted financial margin with clients Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2230 per COP as of June 30, 2022. Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2230 per COP as of June 30, 2022.

Management Discussion & Analysis
Income Statement Analysis
Itaú

Commissions and Fees

Highlights

- Commissions and Fees amounted to Ch$10.1 billion in the second quarter of 2022, a 34.9% increase from the previous quarter, mainly due to higher Financial Advisory commissions associated with the Wholesale Banking activity.
- When compared to the same quarter of 2021, Commissions and Fees increased 26.0%, as a result of higher commissions for Financial Advisory in this quarter and the improvements in Credit Operations and Guarantees Provided as well as Insurance Brokerage fees, partially offset by lower Cash Management and Asset Management fees.

In Ch$ million	2Q22	1Q22	change		2Q21	change		6M22	6M21	change	
Insurance Brokerage	2,160	2,078	82	3.9%	1,919	241	12.6%	4,238	3,792	446	11.8%
Credit Operations and Guarantees Provided	1,250	1,255	(6)	-0.5%	749	501	66.9%	2,505	1,574	931	59.2%
Asset Management	2,180	2,279	(99)	-4.3%	2,501	(322)	-12.9%	4,459	5,068	(610)	-12.0%
Financial Advisory and Others	3,334	737	2,596	352.1%	1,289	2,044	158.6%	4,071	1,611	2,460	152.6%
Cash Management	1,142	1,109	32	2.9%	1,529	(387)	-25.3%	2,251	3,120	(869)	-27.8%
Total Commissions and Fees	**10,064**	**7,459**	**2,605**	**34.9%**	**7,987**	**2,077**	**26.0%**	**17,523**	**15,165**	**2,358**	**15.6%**

Note: Commissions and Fees for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rat e variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.223 0 per COP as of June 30, 2022.

Commissions and Fees Breakdown


2Q22
11%
21%
12%
22%
33%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Cash Management


1Q22
15%
28%
17%
31%
10%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Cash Management

ItaúCorpbanca
36

37 Management Discussion & Analysis Income Statement Analysis Cost of Credit At the end of the second quarter of 2022, our provision for loan losses was Ch$17.2 billion, a 35.6% increase when compared to the last quarter. The Cost of Credit over loan portfolio increased 0.43 percentage points in the second quarter of 2022 when compared to the previous quarter, and increased 0.03 percentage points when compared to the second quarter of 2021. Allowance for Loan Losses and Loan Portfolio Cost of Credit and Loan Portfolio As of June 30, 2022, the total allowance for loan losses, including additional provisions, decreased 3.82% in the quarter, totaling Ch$273.0 billion, whereas our average loan portfolio decreased slightly when compared to the first quarter of 2022 (decrease of 0.07%), amounting to Ch$4.8 trillion. As a result, the ratio of total allowance for loan losses, including additional provisions, over loan portfolio decreased in the second quarter of 2022 from 5.87% to 5.65% when compared to the previous quarter. It is important to note that additional provisions were not released in the 2Q22. (*) Average Loan Portfolio 269,898 253,894 284,224 281,209 283,773 285,646 276,645 254,548 243,690 31,208 29,271 29,271 29,272 29,276 29,280 269,898 253,894 319,896 312,417 313,044 314,917 305,916 283,824 272,970 5.43 5.12 6.64 6.56 6.43 6.35 6.03 5.87 5.65 - 0.05 0.10 0.15 0.20 0.25 0.30 0.35 0.40 0.45 0.50 0.55 0.60 0.65 0.70 0.75 0.80 0.85 0.90 0.95 1.00 1.05 1.10 1.15 1.20 1.25 1.30 1.35 1.40 1.45 1.50 1.55 1.60 1.65 1.70 1.75 1.80 1.85 1.90 1.95 2.00 2.05 2.10 2.15 2.20 2.25 2.30 2.35 2.40 2.45 2.50 2.55 2.60 2.65 2.70 2.75 2.80 2.85 2.90 2.95 3.00 3.05 3.10 3.15 3.20 3.25 3.30 3.35 3.40 3.45 3.50 3.55 3.60 3.65 3.70 3.75 3.80 3.85 3.90 3.95 4.00 4.05 4.10 4.15 4.20 4.25 4.30 4.35 4.40 4.45 4.50 4.55 4.60 4.65 4.70 4.75 4.80 4.85 4.90 4.95 5.00 5.05 5.10 5.15 5.20 5.25 5.30 5.35 5.40 5.45 5.50 5.55 5.60 5.65 5.70 5.75 5.80 5.85 5.90 5.95 6.00 6.05 6.10 6.15 6.20 6.25 6.30 6.35 6.40 6.45 6.50 6.55 6.60 6.65 6.70 6.75 6.80 6.85 6.90 6.95 7.00 7.05 7.10 - 600,000 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 Allowances for loan losses (Ch$ million) - Colombia Additional provisions (Ch$ million) - Colombia Total provisions Allowances for loan losses / Loan portfolio (%) 24,588 32,527 20,516 17,724 21,623 19,399 26,863 15,995 12,689 17,203 1.4 2.0 1.2 1.0 1.4 -0.5 -0.1 0.3 0.7 1.1 1.5 1.9 2.3 - 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 50,000 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 Provision for loan losses (Ch$ million) Cost of credit (Ch$ million) Cost of credit / Loan portfolio* - Annualized (%) In Ch$ million 2Q22 1Q22 change 2Q21 change 6M22 6M21 change Provision for Loan Losses (21,623) (17,724) (3,899) 22.0% (24,588) 2,965 - 12.1% (39,347) (44,969) 5,623 - 12.5% Recovery of Loans Written Off as Losses 4,420 5,034 (615) - 12.2% 5,189 (769) - 14.8% 9,454 9,939 (485) - 4.9% Cost of Credit (17,203) (12,689) (4,514) 35.6% (19,399) 2,196 - 11.3% (29,892) (35,031) 5,138 - 14.7% Note: Cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate varia tio n, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2230 per COP as of June 30, 2022. In the second quarter of 2022, Cost of Credit amounted to Ch$17.2 billion, a 35.6% increase from the previous quarter. This increase is explained by a higher delinquency of consumer loans in the second quarter of 2022, in addition to the effect of the better risk perfor- mance observed in the previous quarter, mainly in relation to Wholesale Banking clients, together with an increase in commercial credit recoveries observed in 1Q22. The Cost of Credit decreased 11.3% when compared to the second quarter of 2021, since the quarter under analysis still reflects the positive impacts of the decreasing trend in portfolio delinquency that was accentuated during the second half of 2021, highlighting the performance of commercial loans. Note: Provision for loan losses and cost of credit for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2230 per COP as of June 30, 2022. Note : Allowance for loan losses for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2230 per COP as of June 30, 2022.

38 Management Discussion & Analysis Income Statement Analysis Credit Quality Delinquency Ratios Non - Performing Loans NPL Ratio (%) by Segments | over 90 days In June 30, 2022, the total NPL ratio over 90 days decreased 12 basis points when compared to the previous quarter. This is explained by the joint effect of the decline in the non - performing commercial portfolio and the growth of the loan portfolio by 2.3% (see on page 42). On a 12 - month comparison, total NPL ratio over 90 days decreased from 3.85% to 2.80%, mainly driven by a decrease in commercial loans NPLs and growth of 5.3% in the loan portfolio, highlighting the growth in Retail, both in consumer and mortgage loans. The portfolio of credits 90 days overdue decreased 1.86% in the second quarter of 2022 when compared to the previous quarter, mainly due to a decrease in NPLs for commercial loans which counter- acted the observed increases in consumer and mortgage loans When compared to the second quarter of 2021, the portfolio of credits 90 days overdue decreased 23.43%, variation that considers a de- crease of 32.55% in the commercial portfolio in non - performing loans and a growth of 27.79% in consumer. 200,735 171,202 174,718 172,949 188,563 176,507 162,544 147,130 144,389 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Non-performing Loans over 90 days - Colombia 4.61% 3.88% 4.08% 4.21% 4.62% 4.14% 3.79% 3.39% 3.00% 4.54% 4.23% 3.98% 3.27% 3.09% 2.94% 2.61% 2.38% 2.81% 1.05% 1.33% 2.13% 1.53% 1.78% 1.86% 1.84% 1.86% 2.12% 4.01% 3.50% 3.71% 3.58% 3.85% 3.51% 3.21% 2.92% 2.80% 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 Commercial Mortgage Consumer Total Coverage Ratio 1 (%) | 90 days As of June 30, 2022, the 90 - day coverage ratio reached 169%, a decrease of 4.2 percentage points when compared to the previous quarter. On a 12 - month comparison, the total 90 - day coverage ratio increased 18.3 percentage points. NPL Ratio (%) | over 90 days 134 148 163 163 150 162 170 173 169 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Colombia 4.01 3.50 3.71 3.58 3.85 3.51 3.21 2.92 2.80 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Colombia The NPL ratio of credits 90 days overdue decreased 12 basis points in the second quarter of 2022 when compared to the previous quarter, and reached 2.80% by the end of June 30, 2022. When compared to the same period in 2021, the ratio decreased 105 basis points. Note: NPLs for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2230 per COP as of June 30, 2022.

39 Management Discussion & Analysis Income Statement Analysis * Loan portfolio average balance of the two previous quarters. In the second quarter of 2022, the loan portfolio write - off totaled Ch$36.8 billion, a 6.3% increase when compared to the previous quarter, mainly due to higher write - offs in commercial loans recog- nized in this quarter. The ratio of written - off operations to loan portfolio average balance reached 2.92%, a 0.20 percentage points increase when compared to the previous quarter and a 0.77 percentage points increase on a 12 - month comparison. Loan Portfolio Write - Off 26.0 39.0 17.5 19.1 26.3 29.5 19.1 34.6 36.8 2.10 3.12 1.48 1.57 2.15 2.40 1.51 2.72 2.92 0.00 0.10 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1.00 1.10 1.20 1.30 1.40 1.50 1.60 1.70 1.80 1.90 2.00 2.10 2.20 2.30 2.40 2.50 2.60 2.70 2.80 2.90 3.00 3.10 3.20 3.30 0 5 10 15 20 25 30 35 40 45 50 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 Write-off (Ch$ billion) - Colombia Write-off / Loan Portfolio* - Annualized (%) Recovery of Loans Written - off as Losses In this quarter, income from recovery of loans written - off as losses totaled Ch$4.4 billion, presenting a decrease of 12.2% compared to the first quarter of 2022, due to the collection management carried out in the first quarter that allowed the recognition of greater re- coveries of commercial loans. When compared to the same quarter in 2021, the income from re- covery of loans written - off as losses decreased by Ch$769 million or 14.8%. Ch$ million 5,189 5,664 4,521 5,034 4,420 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 Recovery of Loan Written-off as Losses (Ch$ million) - Colombia Note: Write - off for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2230 per COP as of June 30, 2022. Note: Recovery of loans written - off as losses for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2230 per COP as of June 30, 2022. Ch$ million

40 Personnel expenses Administrative Expenses Administrative Expenses amounted to Ch$24.0 billion in the second quarter of 2022, representing an increase of 35.7% compared to the previous quarter, due to regularizations in provisions of expenses made during 1Q22 that meant a reduction in this line of expenses. Compared to the second quarter of 2021, Administrative Expenses registered an increase of 23.8%, derived from higher technology ex- penses and referrals to consulting fees associated to the Bank's transformation program. Depreciation amortization and Impairment Depreciation, Amortization and impairment expenses totaled Ch$3.0 billion in the second quarter of 2022, no significant variation with respect to the previous quarter. When compared to the second quarter of 2021, there was a 15.5% decrease which is mainly due to the footprint optimization and the efficiency initiatives developed in recent years and its impact on the asset base of assets subject to amortization. Non - interest Expenses • Non - interest Expenses amounted Ch$48.4 billion in the second quarter of 2022, an 10.5% increase when compared to the previous qu arter and a 6.3% increase when compared to the second quarter of 2021. Highlights Personnel Expenses reached Ch$21.4 billion in the second quarter of 2022, presenting a decrease of 7.7% compared to the previous quar- ter and 5.2% on a 12 - month comparison, both variations are directly related to the reduction in the level of headcount observed during the year 2022. Headcount The total number of employees including Itaú Panama was 2,459 at the end of the second quarter of 2022, compared to 2,639 in the first quarter of 2022 and 3,013 at the end of the second quarter of 2021, a 18.4% reduction in headcount for the 12 - month period ended in June 30, 2022. 2,459 Headcount in Colombia and Panamá at the end of the 2Q22 - 6.8% (2Q22/1Q22) - 18.4% (2Q22/2Q21) Management Discussion & Analysis 3,297 3,115 3,098 3,067 3,013 2,931 2,691 2,639 2,459 - 0.4% - 5.5% - 0.5% - 1.0% - 1.8% - 2.7% - 8.2% - 1.9% - 6.8% -15.0% -13.0% -11.0% -9.0% -7.0% -5.0% -3.0% -1.0% 1.0% 1,500 1,700 1,900 2,100 2,300 2,500 2,700 2,900 3,100 3,300 3,500 3,700 3,900 4,100 4,300 4,500 4,700 4,900 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Colombia Δ % QoQ Income Statement Analysis Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate var iation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate: Ch$0.2230 per COP as of June 30, 20 22. In Ch$ million 2Q22 1Q22 change 2Q21 change 6M22 6M21 change Personnel Expenses (21,364) (23,149) 1,785 - 7.7% (22,541) 1,177 - 5.2% (44,513) (47,418) 2,905 - 6.1% Administrative Expenses (23,996) (17,681) (6,316) 35.7% (19,377) (4,620) 23.8% (41,677) (38,678) (2,999) 7.8% Personnel and Administrative Expenses (45,361) (40,830) (4,531) 11.1% (41,917) (3,443) 8.2% (86,190) (86,096) (94) 0.1% Depreciation, Amortization and Impairment (3,038) (2,959) (79) 2.7% (3,596) 558 - 15.5% (5,997) (6,414) 418 - 6.5% Total Non - interest Expenses (48,399) (43,788) (4,610) 10.5% (45,514) (2,885) 6.3% (92,187) (92,510) 323 - 0.3%

41 Management Discussion & Analysis Efficiency Ratio We present the evolution of the efficiency ratio: 65.2% 77.6% 75.3% 69.0% 64.9% 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 Efficiency ratio Income Statement Analysis Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate: Ch$0.2230 per COP as of June 30, 2022. Efficiency Ratio In the second quarter of 2022, our efficiency ratio reached 64.9%, a decrease of 4.2 percentage points when compared to the p rev ious quar- ter. This is mainly due to higher Operating Revenues that offset the impact of the 10.5% increase in Non - interest Expenses. When compared to the second quarter of 2021, the efficiency ratio decreased 0.4 percentage points, mainly due to higher Opera tin g Reve- nues in this quarter. Distribution Network Points of Service in Colombia Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu din g ATMs, branch offices, internet banking and telephone banking. Automated Teller Machines (ATMs) | Colombia Branches | Colombia and Panama 127 111 111 109 108 107 104 86 87 - 0.8% - 12.6% 0.0% - 1.8% - 0.9% - 0.9% - 2.8% - 17.3% 1.2% -40% -35% -30% -25% -20% -15% -10% -5% 0% 5% - 50 100 150 200 250 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Colombia Δ % Branches Colombia QoQ As of June 30, 2022, we had 87 branches in both Colombia and Panama under the brand Itaú, presenting a growth of 1.2% when compared to the previous quarter, equivalent to 1 additional branch. When compared to the same period of 2021, the number of branches registered a decrease of 19.4% (21 branches less). 142 125 125 125 123 122 121 107 107 0.0% - 12.0% 0.0% 0.0% - 1.6% - 0.8% - 0.8% - 11.6% 0.0% -35% -30% -25% -20% -15% -10% -5% 0% 5% 50 100 150 200 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Colombia Δ % ATMs Colombia QoQ By the end of the second quarter of 2022, the number of ATMs totaled 107 in Colombia, unchanged from the previous quarter and a decrease of 13.0% on a 12 - month comparison, which is related to the footprint optimization implemented in recent years. Our cus- tomers continue to have access to over 16,000 ATMs in Colombia through Colombia ’ s financial institutions. Non - interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) Managerial Financial Margin + Commission and Fees = Efficiency Ratio

Management Discussion & Analysis | Income Statement Analysis

Credit Portfolio

Highlights

- Excluding the effect of foreign exchange variation, at the end of the second quarter of 2022, the Colombian portfolio increased 2.3%, reached Ch$5.15 trillion when compared to the previous quarter and increased 5.3% compared to the second quarter of 2021.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	2Q22	1Q22	change	2Q21	change
Wholesale lending	**3,351,924**	**3,229,810**	**3.8%**	**3,230,609**	**3.8%**
Commercial loans	2,913,167	2,796,488	4.2%	2,769,595	5.2%
Current account overdrafts	11,411	2,678	326.1%	1,892	503.2%
Leasing and factoring	420,388	423,987	-0.8%	452,787	-7.2%
Other loans and receivables	6,959	6,656	4.5%	6,335	9.9%
Retail lending	**1,800,718**	**1,807,198**	**-0.4%**	**1,664,482**	**8.2%**
Residential Mortgage loans	**803,147**	**784,518**	**2.4%**	**736,764**	**9.0%**
Housing leasing	335,751	332,152	1.1%	327,495	2.5%
Other mortgage loans	467,396	452,366	3.3%	409,269	14.2%
Consumer loans	**997,570**	**1,022,680**	**-2.5%**	**927,718**	**7.5%**
Consumer loans	752,840	785,885	-4.2%	741,827	1.5%
Current account overdrafts	1,539	1,498	2.7%	1,637	-6.0%
Credit card debtors	200,537	194,146	3.3%	148,537	35.0%
Leasing consumer	169	230	-26.6%	612	-72.4%
Other loans and receivables	42,485	40,921	3.8%	35,105	21.0%
TOTAL LOANS[1]	**5,152,642**	**5,037,008**	**2.3%**	**4,895,091**	**5.3%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate v ariation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2230 pe r COP as of June 30, 2022.

(1) Total loans does not include balance owed by banks.

The performance of Colombia's loan portfolio was marked by the increase in Wholesale lending, while at the Retail portfolio level there is a contrast between the improvement in mortgage loans and a decrease in consumer activity, affected by the prevailing macroeconomic environ-ment.

Compared to June 2021, the total loan portfolio showed an expansion of 5.3%, driven by the expansion in Retail activity, both in Consumer and Mortgage loans, in addition, at the greater dynamism of the Commercial portfolio, observed mainly in the last quarter.

Residential Mortgage loans reached Ch$803.1 billion at the end of the second quarter of 2022, an increase of 2.4% compared to the previous quarter and an increase of 9.0% when compared to as of June 30, 2021. On the other hand, the Consumer loans registered a decrease of 2.5% compared to the previous quarter and 7.5% increase when compared to as of June 30, 2021, an effect that has a direct impact on the results by assets financial margin in the period.

ItaúCorpbanca 42

Management Discussion & Analysis | Balance Sheet

Balance Sheet

Assets

In Ch$ million, end of period	2Q22	1Q22	change	2Q21	change
Cash and deposits in banks	1,655,846	3,478,417	-52.4%	2,875,942	-42.4%
Cash items in process of collection	678,028	312,372	117.1%	442,662	53.2%
Trading investments	645,216	328,381	96.5%	300,424	114.8%
Investments under resale agreements	291,306	395,355	-26.3%	122,998	136.8%
Financial derivatives contracts	3,815,642	2,759,769	38.3%	2,588,103	47.4%
Interbank loans, net	54,052	34,829	55.2%	57,489	-6.0%
Loans and accounts receivable from customers, net of loan loss allowances	25,822,414	24,076,981	7.2%	22,113,418	16.8%
Available-for-sale investments	4,281,500	3,248,877	31.8%	3,907,850	9.6%
Held-to-maturity investments	1,095,919	1,055,718	3.8%	173,232	532.6%
Investments in associates and other companies	21,189	19,851	6.7%	12,035	76.1%
Intangible assets[1]	696,753	693,795	0.4%	702,939	-0.9%
Property, plan and equipment	164,513	164,661	-0.1%	201,596	-18.4%
Current taxes	41,853	55,078	-24.0%	100,123	-58.2%
Deferred taxes	278,132	321,520	-13.5%	275,276	1.0%
Other assets	783,732	672,997	16.5%	528,293	48.4%
Total Assets	**40,326,097**	**37,618,601**	**7.2%**	**34,402,380**	**17.2%**

1– Includes right-of-use assets under lease agreements arisen from IFRS 16 adoption since January 1, 2019.

At the end of the second quarter of 2022, our assets totaled Ch$40.3 trillion, an increase of Ch$2,707 billion or 7.2% from the previous quarter, as presented below:



Ch$ billion
1,390
1,745
(1,745)
366
(104)
1,056
2,707
Securities investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Jun-22 - Mar-22

Compared to the second quarter of 2021, total assets increased by Ch$5,924 billion or 17.2%. The main changes are presented below:



Ch$ billion
1,641
3,709
(1,058)
235
168
1,228
5,924
Securities investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Jun-22 - Jun-21

* **Securities Investment portfolio**: Trading investments, available-for-sale investments and held-to-maturity investments.

** **Total other assets**: Investments in other companies, Intangible assets, Property, plant and equipment, Current taxes, Deferred taxes and Other assets.

Asset Breakdown

June 30, 2022

Ch$ 40.3 trillion

▲ **+ 7.2%** (Jun-22 vs. Mar-22)

▲ **+ 17.2%** (Jun-22 vs. Jun-21)



0.7%
1.7%
3.0%
9.5%
14.9%
4.2%
65.9%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Chile and Colombia

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Ch$ 33.3 trillion

▲ **+ 6.7%** (Jun-22 vs. Mar-22)

▲ **+ 9.7%** (Jun-22 vs. Jun-21)

Ch$ 7.1 trillion

▲ **+ 15.8%** (Jun-22 vs. Mar-22)

▲ **+ 24.2%** (Jun-22 vs. Jun-21)



Ch$ billion
38,969
36,732
35,639
33,615
34,402
35,769
37,784
37,619
40,326
17%
17%
17%
16%
17%
18%
18%
17%
18%
83%
83%
83%
84%
83%
82%
82%
83%
82%
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Chile
Colombia
Total

ItaúCorpbanca
43

Management Discussion & Analysis | Balance Sheet
Itaú

Balance Sheet

Liabilities

In Ch$ million, end of period	2Q22	1Q22	change	2Q21	change
Deposits and other demand liabilities	7,078,095	7,243,860	-2.3%	6,550,657	8.1%
Cash items in process of being cleared	705,316	330,167	113.6%	420,259	67.8%
Obligations sold under repurchase agreements	207,398	984,910	-78.9%	483,241	-57.1%
Time deposits and other time liabilities	11,174,937	10,255,805	9.0%	10,269,825	8.8%
Financial derivatives contracts	3,798,768	2,690,633	41.2%	2,377,921	59.8%
Interbank borrowings	5,315,090	4,751,122	11.9%	4,453,688	19.3%
Issued debt instruments	7,542,140	7,047,517	7.0%	6,335,525	19.0%
Other financial liabilities	47,021	43,088	9.1%	29,163	61.2%
Current taxes	0	932.60172	-100.0%	344	-100.0%
Deferred taxes	0	0.000001	-100.0%	102	-100.0%
Provisions	404,719	333,505	21.4%	296,499	36.5%
Other liabilities[1]	803,441	797,142	0.8%	818,188	-1.8%
Total Liabilities	**37,076,925**	**34,478,682**	**7.5%**	**32,035,412**	**15.7%**
Attributable to Shareholders	**3,245,916**	**3,136,852**	**3.5%**	**2,297,933**	**41.3%**
Non-controlling interest	3,256	3,067	6.2%	69,035	-95.3%
Total Equity and Liabilities	**40,326,097**	**37,618,601**	**7.2%**	**34,402,380**	**17.2%**

1– Includes lease liabilities arisen from IFRS 16 adoption since January1, 2019.

The main changes in liabilities at the end of second quarter of 2022, compared to the previous quarter, are presented in the chart below:


919
(366)
(778)
495
1,308
1,329
2,707
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change Jun-22 - Mar-22

Compared to the second quarter of 2021, the main changes in liabilities are highlighted as follows:


905
527
(276)
1,207
1,421
2,340
5,924
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change

* **Total other liabilities:** Cash items in process of being cleared, interbank borrowings, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities (including lease liabilities arising from IFRS 16 adoption since January 2019), capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest.

ItaúCorpbanca
44

Management Discussion & Analysis | Balance Sheet by Currency
Itaú

Balance Sheet by Currency

Assets | June 30, 2022

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Cash and deposits in banks	1,655,846	1,329,448	756,310	-	573,138	326,398
Cash items in process of collection	678,028	669,288	268,948	-	400,340	8,739
Trading investments	645,216	228,954	228,954	-	-	416,263
Investments under resale agreements	291,306	66,987	66,987	-	-	224,319
Financial derivatives contracts	3,815,642	3,608,256	3,099,224	90,996	418,036	207,386
Interbank loans, net	54,052	-	-	-	-	54,052
Loans and accounts receivable from customers, net of loan loss allowances	25,822,414	20,913,463	6,517,722	10,675,882	3,719,859	4,908,952
Available-for-sale investments	4,281,500	3,821,844	3,213,888	177,328	430,628	459,657
Held-to-maturity investments	1,095,919	920,038	509,590	382,672	27,776	175,881
Investments in associates other companies	21,189	15,283	15,063	-	221	5,906
Intangible assets	696,753	658,653	658,517	-	136	38,100
Property, plant and equipment	164,513	125,659	118,262	-	7,398	38,853
Current taxes	41,853	10,122	7,783	-	2,339	31,731
Deferred taxes	278,132	193,111	169,475	-	23,636	85,021
Other assets	783,732	689,531	295,337	4,665	389,529	94,201
Total Assets	**40,326,097**	**33,250,638**	**15,926,060**	**11,331,543**	**5,993,035**	**7,075,459**

Liabilities | June 30, 2022

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	7,078,095	4,277,207	3,271,328	26,077	979,802	2,800,888
Cash items in process of being cleared	705,316	705,314	440,984	-	264,330	2
Obligations sold under repurchase agreements	207,398	190,882	190,882	-	-	16,516
Time deposits and other time liabilities	11,174,937	9,406,952	6,694,733	954,923	1,757,296	1,767,984
Financial derivatives contracts	3,798,768	3,600,516	3,106,084	78,397	416,035	198,252
Interbank borrowings	5,315,090	4,646,154	3,007,200	32,796	1,606,158	668,936
Issued debt instruments	7,542,140	6,738,317	432,637	6,305,679	-	803,823
Other financial liabilities	47,021	47,021	47,021	-	-	-
Current taxes	-	-	-	-	-	-
Deferred taxes	-	-	-	-	-	-
Provisions	404,719	303,630	277,353	-	26,277	101,089
Other liabilities	803,441	690,842	217,202	195,952	277,687	112,600
Total Liabilities	**37,076,925**	**30,606,834**	**17,685,425**	**7,593,825**	**5,327,585**	**6,470,090**
Capital	2,687,951	2,174,020	2,174,020	-	-	513,931
Reserves	236,234	(112,769)	(112,769)	-	-	349,002
Valuation adjustment	(41,771)	(47,584)	(19,784)	-	(27,799)	5,812
Retained Earnings:	**363,503**	**627,815**	**256,969**	**315,215**	**55,631**	**(264,312)**
Retained earnings or prior years	194,464	462,881	462,881	-	-	(268,416)
Income for the period	241,484	237,379	(133,467)	315,215	55,631	4,105
Minus: Provision for mandatory dividend	(72,445)	(72,445)	(72,445)	-	-	-
Equity attributable to shareholders	**3,245,916**	2,641,482	2,298,436	315,215	27,832	604,434
Non-controlling interest	3,256	2,321	2,321	-	0	935
Total Equity	**3,249,172**	**2,643,803**	**2,300,756**	**315,215**	**27,832**	**605,369**
Total Liabilities and Equity	**40,326,097**	**33,250,638**	**19,986,181**	**7,909,039**	**5,355,418**	**7,075,459**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholder s.

ItaúCorpbanca 45

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlights

- By the end of the second quarter of 2022, our total credit portfolio reached Ch$26.6 trillion, increasing 7.0% from the previous quarter and 16.2% from the same period of the previous year. This annual growth is mainly explained by higher performance in the Chilean and Colombian markets, both in relation to Wholesale activity and Retail portfolio, also impacted by the effect of depreciation against the USD registered by both local currencies.
- In constant currency, total loans in Colombia increased 2.3% in the second quarter of 2022 and increased 5.3% in the 12-month period ended June 30, 2022, with significant improvements in both the Consumer and Mortgage loans (see details on page 42). Considering the 6.5% appreciation of the Colombian peso against Chilean peso in the quarter, the loan portfolio for Colombia increased 8.9% in the second quarter of 2022 and increased 20.4% in the 12-month period ended June 30, 2022.

In Ch$ million, end of period	2Q22	1Q22	change	2Q21	change
Wholesale lending	16,691,963	15,435,366	8.1%	14,761,633	13.1%
Chile	13,340,039	12,402,119	7.6%	11,937,309	11.8%
Commercial loans	10,850,005	10,436,051	4.0%	10,291,962	5.4%
Foreign trade loans	1,598,646	1,182,677	35.2%	965,877	65.5%
Leasing and Factoring	891,387	783,391	13.8%	679,470	31.2%
Colombia	3,351,924	3,033,247	10.5%	2,824,324	18.7%
Commercial loans	2,931,537	2,635,063	11.3%	2,428,480	20.7%
Leasing and Factoring	420,388	398,184	5.6%	395,844	6.2%
Retail lending	9,876,996	9,403,782	5.0%	8,111,272	21.8%
Chile	8,076,278	7,706,567	4.8%	6,656,117	21.3%
Consumer loans	2,094,609	1,993,346	5.1%	1,667,318	25.6%
Residential mortgage loans	5,981,669	5,713,222	4.7%	4,988,799	19.9%
Colombia	1,800,718	1,697,214	6.1%	1,455,155	23.7%
Consumer loans	997,570	960,441	3.9%	811,047	23.0%
Residential mortgage loans	803,147	736,773	9.0%	644,108	24.7%
TOTAL LOANS[1]	26,568,958	24,839,147	7.0%	22,872,905	16.2%
Chile	21,416,316	20,108,686	6.5%	18,593,426	15.2%
Colombia	5,152,642	4,730,461	8.9%	4,279,479	20.4%

(1) Total loans does not include balance owed by banks.


Loan Portfolio - Breakdown
Mortgage 16%
Consumer 19%
Commercial 65%
Colombia 19%
Chile 81%
Mortgage 23%
Consumer 8%
Commercial 50%

Credit Portfolio - Currency Breakdown


Jun-22 6,870 10,676 9,023 26,569
Mar-22 6,764 10,189 7,887 24,839
Dec-21 6,740 9,799 8,215 24,754
Sep-21 6,600 9,452 7,759 23,812
Jun-21 6,557 9,214 7,101 22,873
Mar-21 6,579 9,033 7,105 22,717
Ch$ UF FX
Ch$ billion

As of June 30, 2022, Ch$9,023 billion of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion increased 14.4% in this quarter and represents approximately 34% of our total Credit Portfolio. In the second quarter of 2022, the USD/CLP exchange rate increased 17.8% or approximately Ch$140 per dollar.

ItaúCorpbanca 46

47 Management Discussion & Analysis Balance Sheet By the end of the second quarter of 2022, our total consolidated NPL ratio for operations 90 days overdue reached 2.02%, an increase of 20 basis points from the previous quarter and a 59 basis points decrease when compared to the same period of 2021. The NPL ratio for commercial loans increased from 2.19% to 2.45% compared to the previous quarter. When excluding the student loans, the commercial loans NPL ratio reached 2.26%, a 31 basis points increase when compared to the previous quarter and 77 basis points decrease compared to the same quarter of the previous year. For consumer loans, the NPL ratio increased 23 basis points, whereas mortgage loans increased 3 basis points in the quarter, amounting to 1.80% and 1.06% respectively. NPL Ratio (90 days overdue) by segment The chart below shows the calculation of the average tangible Shareholders Equity or “ Managerial Equity ”, which we use to determine the RoTAE. Tangible Equity Breakdown 2Q22 Average Balance (Ch$ billion ) All other Assets: Ch$ 38,040 Ch$ 31,231 Ch $ 6,809 All other Liabilities: Ch$ 35,408 Ch$ 29,175 Ch$ 6,233 Asociado a Intangibles PPA: Ch$ 40 Minority Interest ex GW and PPA Intangibles: Ch$ 3 Assets: 38,589 Liabilities: 35,423 Minority Interest: 3 Managerial Tang. Equity: Ch$ 2,628 Ch$ 2,082 Ch$ 546 Shareholders’ Equity: 3,162 Managerial Tang. Equity: Recurring Results: Recurring RoTE : Ch$ 2,628 Ch$ 2,082 Ch$ 54 6 Ch$ 145.4 Ch$ 151.6 Ch$ (6.3) ÷ ÷ ÷ 22.1% 29.1% (4. 6%) = = = Goodwill: Ch$ 493 Ch$ 493 Ch$ - Intangibles from PPA: Ch$ 5 6 Ch$ 56 Ch$ - Deferred taxes asociated with intangibles from PPA: Ch$ 15 Ch$ 15 Ch$ - Asociated w/ PPA Intang ..: Ch$ - GW and PPA Intangibles: Ch$ 534 Ch$ 534 Ch$ - 2.55% 2.46% 2.57% 3.06% 3.30% 2.97% 2.30% 2.19% 2.45% 2.17% 2.16% 2.19% 2.76% 3.03% 2.80% 2.05% 1.94% 2.26% 1.97% 1.61% 1.46% 1.33% 1.23% 1.12% 1.07% 1.03% 1.06% 2.14% 1.26% 1.81% 1.68% 1.67% 1.39% 1.30% 1.58% 1.80% 2.38% 2.15% 2.23% 2.50% 2.61% 2.34% 1.88% 1.82% 2.02% 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 Commercial Comm. ex-Students loans Mortgage Consumer Total

Management Discussion & Analysis | Balance Sheet

Itaú

Funding

Highlights

- Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy.
- Our strategy in terms of bond issuances is to seek longer maturity tenor and maintain comfortable liquidity levels under BIS III standards. In addition, the spreads vs. peers obtained in these issuances have stayed 8bps, benefitting our cost of funds. In 2022, we have issued bonds in the amount of UF 15.5 million (equivalent to Ch$512,846 million and US$557.5 million).
- Total funding amounted to Ch$31.4 trillion by the end of the second quarter of 2022, a 3.4% increase compared to the previous quarter and a 11.5% increase compared with the same period of 2021. The quarter-over-quarter change was primarily due to: (i) Interbank borrowings growth (11.9%); (ii) time deposits and saving accounts increase (9.0%); and (iii) bonds increase (7.2%), which is concentrated in UF bonds that have been affected by the higher inflation in the period. These changes were partly offset by Investments sold under repurchase agreements (-78.9%). In addition, the deposits and other demand liabilities decreased (-2.3%) due to the monetary policy interest rate rose from 7.0% in March 2022 to 9.0% in June 2022. Year-over-year, time deposits and saving accounts continued to grow, increasing by 8.8%; demand deposits continued to grow, increasing by 8.1% driven by direct transfers to households in 2021. Also bonds and Interbank borrowings have expanded by 20.7% and 19.3%, respectively against the second quarter of 2021. On the other hand, Investments sold under repurchase agreements have decreased by 57.1%.

In Ch$ million, end of period	2Q22	1Q22	change		2Q21	change	
Funding from Clients (A)	**18,460,430**	**18,484,575**	**-24,145**	**-0.1%**	**17,303,723**	**1,156,707**	**6.7%**
Deposits and other demand liabilities	7,078,095	7,243,860	-165,765	-2.3%	6,550,657	527,438	8.1%
Time deposits and saving accounts	11,174,937	10,255,805	919,131	9.0%	10,269,825	905,112	8.8%
Investments sold under repurchase agreements	207,398	984,910	-777,512	-78.9%	483,241	-275,843	-57.1%
Other Funding (B)	**12,904,250**	**11,841,727**	**1,062,523**	**9.0%**	**10,818,376**	**2,085,874**	**19.3%**
Letters of credit	21,386	22,573	-1,187	-5.3%	26,656	-5,270	-19.8%
Bonds	6,289,666	5,868,917	420,749	7.2%	5,212,869	1,076,797	20.7%
Subordinated bonds	1,231,089	1,156,027	75,062	6.5%	1,096,000	135,089	12.3%
Interbank borrowings	5,315,090	4,751,122	563,968	11.9%	4,453,688	861,402	19.3%
Other financial liabilities	47,021	43,088	3,932	9.1%	29,163	17,858	61.2%
Total Funding (A) + (B)	**31,364,680**	**30,326,302**	**1,038,378**	**3.4%**	**28,122,099**	**3,242,581**	**11.5%**

Loans and Funding

The ratio between the loan portfolio and the funds raised from clients and other funding reached 84.7% in the second quarter of 2022:


81.3%
83.6%
82.9%
81.9%
84.7%
28.1
22.9
28.5
23.8
29.9
24.8
30.3
24.8
31.4
26.6
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Loan portfolio / Funding from clients and other funding
Loan portfolio
Funding from clients and other funding

ItaúCorpbanca

48

Management Discussion & Analysis | Risk and Capital Management
Itaú

Risk and Capital Management

We believe that risk management is essential to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite statement defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

We have established a Risk and Capital Commission to assist our Board and management in their assessment and management of market and liquidity risks, P&L and capital adequacy, in accordance with both economic principles and the applicable regulation. The Commision applies these principles and rules to provide oversight and management of market and liquidity risks, P&L and economic capital allocation, to review the effectiveness of related policies and limits as well as to review the adherence to market and liquidity risk and capital policies and procedures throughout the Bank.

We take a forward-looking stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process ("ICAAP"), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational and other material risks.

Our risk management process includes:

- **Identification and measurement** of existing and potential risks in our operations.
- **Alignment** of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.
- **Management** of our portfolio seeking optimal risk-return ratios.

Liquidity Ratios

Highlights

- In line with international risk management practices, we use the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.
- The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the Basel III Committee on Banking Supervision (BIS III), which were adopted by the CMF and the Brazilian Central Bank (BACEN).

Liquidity Coverage Ratio (LCR)

Chile

In Ch$ million	2Q22	1Q22
High Quality Liquid Assets	4,102,468	3,717,095
Net Potential Cash Outflows	2,672,997	2,414,410
LCR (%)	153.5%	154.0%

Colombia

In Ch$ million	2Q22	1Q22
High Quality Liquid Assets	1,097,624	889,122
Net Potential Cash Outflows	753,277	702,736
LCR (%)	145.7%	126.5%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2230 per COP as June 30, 2022.

Starting in April 2019, Chilean banks began reporting their local LCR figures with a minimum level set by CMF at 60%.This minimum will gradually rise to 100% by June 2022. Our internal minimum limit for LCR set by our board of directors is 100%.

Net Stable Funding Ratio (NSFR)

Chile

In Ch$ million	2Q22	1Q22
Available Stable Funding	21,081,294	20,116,232
Required Stable Funding	19,004,465	17,747,063
NSFR (%)	110.9%	113.3%

Colombia

In Ch$ million	2Q22	1Q22
Available Stable Funding	4,180,222	4,189,385
Required Stable Funding	4,351,838	4,395,327
NSFR (%)	96.1%	95.3%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2230 per COP as of June 30, 2022.

Our current internal minimum limit for NSFR, set by the board of directors, is 90% in Chile and Colombia.

Note: NSFR data considers consolidated information for Chile and its subsidiaries and for Colombia and its subsidiaries. In this report, we have changed "Potential Cash Outflows" data included in 3Q19, for "Net Potential Cash Outflows" since 4Q19.

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49

Management Discussion & Analysis | Risk and Capital Management

Capital

Highlights

- At the end of the second quarter of 2022, our regulatory capital ratio reached 15.07%, a decrease of 43 basis points when compared to the previous quarter.

Minimum Capital Requirement

Our minimum capital requirements are set by the *Comisión para el Mercado Financiero* ("CMF"), which follows the Chilean banking law capital requirements. On January 12, 2019, a new banking law was enacted for purposes of adopting Basel III and replaced the SBIF with CMF, as of June 1, 2019. With this milestone the process of implementing Basel III in Chile started.

During 2020, the CMF issued regulations for several key definitions for the implementation of Basel III, such as the exact capital deductions to be taken from regulatory capital, specific buffer sizes, changes in credit RWA as well as the definitive models for market and operational risks, among other aspects. The regulatory adjustments of the capital base will be applied progressively during a 5-year term, with no deductions applied in 2021.

Currently, our minimum capital requirement is expressed as a ratio of regulatory capital, stated by the referential equity or total capital, composed of Tier I capital and Tier II capital, and the risk-weighted assets, or RWA. Our minimum total capital requirement corresponds to 10.0%.

Itaú Corpbanca targets an optimal capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia.

Solvency Ratios

In Ch$ millions, end of period	2Q22	1Q22
Core capital [1]	3,245,916	3,136,852
(-) Goodwill	(492,512)	(492,512)
(+) Subordinated debt	1,076,573	1,020,943
(+) Additional provisions	156,659	139,873
(+) Minority interest	3,256	3,067
= Regulatory capital (Core capital + Tier II capital)	**3,989,892**	**3,808,222**
Risk-Weighted assets (RWA)	**26,474,825**	**24,564,421**
BIS (Regulatory capital / Risk-weighted assets) [2]	**15.07%**	**15.50%**
Core capital ratio [1] (ex-goodwill)	10.40%	10.76%

Note: **(1)** Core Capital = *Capital básico* according to CMF current definitions aplied from 4Q21; **(2)** BIS Ratio = Regulatory capital / RWA, according to CMF current definitions aplied from 4Q21.

Main changes in the 2Q22

In the second quarter of 2022, the solvency ratio decreased 43 basis points, from 15.50% to 15.07%, mainly due to an increase in risk weighted assets. This was partially offset by results of the period, other comprehensive income (OCI) and its effect on core capital and an increase in computable subordinated debt (FX effect).


15.50%
44 bp
23 bp
-117 bp
7 bp
15.07%
1Q22
Core Capital (1)
Subordinated Bonds
RWA
Other
2Q22

ItaúCorpbanca 50

Management Discussion & Analysis
Risk and Capital Management
Itaú

Ownership structure and resource management

The Bank's current ownership structure consists of Itaú Unibanco (65.62%), the Saieh Family (2.10%) and minority shareholders (32.28%). It is worth mentioning that the ownership structure was recently updated, on July 14, 2022, the date on which the termination of the Transaction Agreement, dated as of January 20, 2017, among Itaú Corpbanca, among Itaú Unibanco Holding S.A., CorpGroup Interhold SpA, Inversiones GASA Limitada and other related companies of CG Banking, as well as the Shareholders Agreement, dated as of April 1, 2016, among CorpGroup Interhold SpA, Inversiones Gasa Limitada, CG Banking, CorpGroup Holding Inversiones Limitada, SAGA, ITB Holding Brasil Participações Ltda and Itaú Unibanco Holding S.A., was communicated to the market by means of a Material Event Notice filed with the CMF.

The Bank's bylaws, Title VII, establish that it must distribute annually as a cash dividend to its shareholders, at the proposal of the Board of Directors and in proportion to its shares, at least 30% of the net profits of each year. However, no dividend may be distributed if a part of the capital has been lost, while the loss has not been repaired, or in the event that due to the effect of the distribution the Bank infringes any of the patrimonial requirements required by the General Law of Banks.

Under the development exercise of the capital contingency plan, we seek to design a system that allows an efficient response to a capital adequacy event (ESC), in order to safeguard the continuity of the Bank and its subsidiaries, minimize negative effects and protect depositors, creditors and shareholders of Itaú Corpbanca. The capital contingency plan is reviewed and updated annually, in accordance with the preparation of the Bank's capital plan or other possible needs, with the aim of having a plan that allows stabilizing and resolving these situations in the appropriate time, safeguarding compliance with internally defined capital requirements, as well as regulatory requirements.

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51

Additional Information 03 Management Discussion & Analysis and Complete Balance sheet & income statements

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Management Discussion & Analysis | Additional Information

Our Shares

Itaú Corpbanca capital stock is composed of 973,517,871,202 common shares traded on the Santiago Stock Exchange (**ITAUCORP**) as of June 30, 2022. Shares are also traded as American Depositary Receipts ("ADR") on the New York Stock Exchange (**ITCB**).

Market Capitalization

Ch$1.7 trillion | US$1.8 billion

Sell-side ratings

10	1	0
Buy	Hold	Sell

Source: Sell-side reports.

Average daily traded volumes for the 12-month period ended June 30, 2022 (US$ million)


1.79
0.09
1.89
Santiago
NY
Total

Corporate Structure Chart

As of July 14, 2022, our shareholders structure was as follows:


Itaú Unibanco¹
65.62%
Saieh Family²
2.10%
Others
32.28%
Itaú Corpbanca
973,517,871,202 (# total shares)
Others
Free Float
Others
1.27%
Sec. Brokerage
15.44%
Local
Inst. Investors
7.15%
314 bn
(# shares)
8.42%
ADR's & Foreign
Inst. Investors

1– Includes 103,736,846,776 shares owned by ITB Holding Brasil Participações Ltda. that are under custody.

2– Includes 36,000,000 shares owned by Corp Group Banking S.A. that are under custody.

Strengths of our structure

- Itaú Corpbanca is controlled by Itaú Unibanco.
- Itaú Unibanco appoints the majority of the board of directors (8/11).
- Professional and experienced management team.

Performance in the Capital Markets

Price and Volume		ITAUCORP (Common shares)	ITCB (ADR)
		Ch$	US$
Closing Price at 06/30/2022		1.72	2.83
Maximum price in the quarter		2.10	3.90
Average Price in the quarter		1.82	3.26
Minimum price in the quarter		1.69	2.80
Closing Price at 03/31/2022		1.75	3.34
Closing Price at 06/30/2021		2.03	4.23
Change in 2Q'22		-1.89%	-15.27%
Change in LTM		-15.46%	-33.10%
Average daily trading volume LTM (million)		1,658.94	0.09
Average daily trading volume in 2Q'22 (million)		2,284.97	0.04

Shareholder Base and Ratios	2Q22	1Q22	2Q21
Number of outstanding shares (million)	973,517.9	973,517.9	512,406.8
Number of outstanding ADRs [1:1500] (million)	6.50	6.47	5.00
Recurring Diluted Earnings per share in the quarter (Ch$)	0.15	0.11	0.14
Accounting Diluted Earnings per share in the quarter (Ch$)	0.14	0.11	0.13
Recurring Diluted Earnings per ADR in the quarter (US$)	0.24	0.22	0.28
Accounting Diluted Earnings per ADR in the quarter (US$)	0.23	0.21	0.27
Book value per share in the quarter (Ch$)	3.33	3.22	4.48
Price* / Earnings (P/E)	3.09	4.01	3.84
Price*/ Tangible Book Value (P/B)	0.51	0.54	0.45

* Closing price on the last trading day of each period.

Dividends

The actual amount of dividends will depend on, among other factors, our current level of net income, capital and legal reserve requirements, as well as market conditions. We cannot guarantee the amount or timing of future dividends. For purposes of capital requirements, annual dividends are provisioned at 30%.

Itaú Corpbanca paid its last annual dividend of Ch$0.0856089775/share in Chile on March 24, 2022. The dividend payout ratio was 30% of 2021 Net Income, equivalent to a dividend yield of 5.41%.

The following table shows dividends per share distributed during the past five years:

Charge to Fiscal Year	Year paid	Net Income (Ch$ mn)[1]	% Distributed	Dividend per Share (Ch$)
2017	2018	57,447	40%	0.044844689
2018	2019	172,047	30%	0.100728627
2019	2020	127,065	100%	0.2479770771
2020	2021	(925,479)	0%	0.000000000
2021	2022	277,806	30%	0.0856089775

1- Net Income Attributable to Shareholders (Accounting)

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54

Management Discussion & Analysis
Additional Information
Itaú

Credit Risk Ratings

International Credit Risk Rating

On a global scale, Itaú Corpbanca is rated by two internationally recognized agencies: Moody´s Investors Service ('Moody's') and Standard & Poor´s Global Ratings ('Standard & Poor's' or 'S&P').

Detailed international ratings are presented below:

Moody´s	Rating
Long term Counterparty Risk Rating (CRR)	A2
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Negative

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB+
Senior unsecured bonds	BBB+
Short-term issuer credit rating	A-2
Outlook	Negative

Local Credit Risk Rating

On a national scale, Itaú Corpbanca is rated by Feller Rate Clasificadora de Riesgo Ltda. ('Feller Rate') and by Clasificadora de Riesgo Humphreys Ltda. ('Humphreys').

Detailed local ratings are presented below:

Feller Rate	Rating
Long-term issuer credit rating	AA+
Senior unsecured bonds	AA+
Letter of credit	AA+
Long-term deposits	AA+
Subordinated bonds	AA
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Humphreys	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Positive

ItaúCorpbanca
55

Management Discussion & Analysis | Additional Information
Itaú

Our Value Proposition

Segmentation

Based on a segmentation model aimed at optimizing the level of service, satisfaction and profitability per customer, Itaú Corpbanca has focused on the delivery of financial solutions that create value for its customers, recognizing and adapting to new trends and needs, putting a main focus on the **"digital transformation"**.

Wholesale Banking


CIB
Institutional
Multinational
Real Estate
Large Companies

- **Corporate and Investment Banking (CIB):** serves the largest economic groups of the country. This unit is distinguished by the understanding and knowledge of the business of its clients, focusing on serving them with value propositions adapted to their needs, maintaining a constant search for the quality of the services delivered and real concern in the use of Environmental, Social and Governance (ESG) criteria.
- **Institutional:** this segments is specialized in financial and non-financial institutional clients, with focus on their investment, funding and non – credit products and services needs for their daily operations.
- **Multinational:** levers the Itaú BBA footpring along Latam, developing distinct value proposals for companies operating along the region. We supply different alternatives for optimizing working capital and Treasury management cross border.
- **Real Estate and Construction Banking:** serves clients that develop and sell real estate, lease commercial, industrial and residential buildings, and construction companies.
- **Large Companies Banking:** its clients correspond to legal entities and/or economic groups with annual revenues between US$8 and US$100 million, that do not operate in the real estate or construction industries. It stands out for its national presence from the business center of Santiago to commercial executives in the main cities of the country.

Retail Banking


Private Bank
Personal Bank
Itau Branches
Banco Condell

- **Private Bank:** serves high income individuals with net investments over US$1 million and their personal businesses.
- **Personal Bank:** serves individuals with monthly income from Ch$2.5 million in the Metropolitan Region and Antofagasta, and Ch$2.3 million in other parts of Chile, or investments between Ch$70 million and Ch$700 million .
- **Itau Branches:** corresponds to the commercial segment that serves individuals with monthly income between Ch$600,000 and Ch$2.5 million in the Metropolitan Region and Antofagasta, and Ch$2.3 million in other parts of Chile, or investments under Ch$70 million.
- **Condell:** serves individuals with monthly income between Ch$200,000 and Ch$600,000.

Since the fourth quarter of 2021, the Bank has begun to work on changes to its segmentation model, to evolve from a model that focuses on size and sector, to one that includes and understands variables of customer behavior, allowing it to increase its customer satisfaction by focusing efforts on new customer needs (see Annual Report 2021 available in https://s2.q4cdn.com/476556808/files/doc_financials/2021/ar/ITCB_Memoria-Integrada-Anual-2021.pdf).

ItaúCorpbanca
56

57 Management Discussion & Analysis Our Value Proposition This unit aims to manage the market and liquidity risks of the Bank, as well as to optimize the funding structure and allocat ion of transfer prices applied to the products managed by the Bank. This unit comprises four areas in charge of developing these objectives: • Distribution Desk, in charge of the distribution of the Bank's financial products to its customers through specialized equipment and chan- nels. • Liquidity, responsible for guaranteeing the liquidity of the Bank that allows it to efficiently fulfill its obligations according to int ern al and external policies and guidelines. • Trading and Market Making, manages the Bank's market risks and provides competitive pricing so the Distribution Desk can distribute treasury products in the various commercial segments. • Asset and Liability Management (ALM), responsible for managing the market risks of the Bank's balance sheet and executing the institu- tion ’ s banking book strategy. The Bank's segmentation model is consolidated through subsidiaries, through which more comprehensive financial solutions are del ivered. These subsidiaries are made up of:  Itaú Corredores de Bolsa Limitada.  Itaú Asesorías Financieras Limitada.  Itaú Corredores de Seguros S.A.  Recaudaciones y Cobranzas Limitada.  Itaú Administradora General de Fondos S.A. Within the framework of this segmentation model, Itaú Corpbanca structures its offering of products and services covering: Treasury Companies • Commercial current accounts • Commercial credit card • Financing (credits, foreign trade, factoring and leasing) • Cash management • Corporate finance • Derivatives • Investment Banking Details in Itaú para tu empresa Individuals • Retail current account • Line of credit • Credit cards • Credits (consumer, student portfolio, among others) • Mortgage credit • Investments • Insurances Details in Itaú para ti Additional Information

Management Discussion & Analysis Additional Information

Main Stakeholders

Itaú Corpbanca's activity focuses on the implementation of a transformation plan based on five pillars: "disruption", "customer centricity", "simple and digital", "innovative organization and culture" and "sustainable results".

Under this framework, decision-making process takes into account social impact and shared values, which is why the Bank actively connects with its stakeholders, strengthening relationships of trust that safeguard its customers, collaborators and therefore the Bank itself.

Stakeholders

Customers, defined as individuals or companies of all sizes that use the Bank's services. Communication and relationship with this interest group is developed through the following channels: physical and digital branches, website, app, social networks, mailing, contact center, NPS surveys, among others.

Suppliers, with which constant communication is maintained via email, supplier portal, surveys, press releases, among others.

Regulatory authorities, including financial industry and other regulatory entities with which the Bank holds compliance obligations. The Bank maintains communications with regulatory entities via Memos, Regulator email address, Securities and Exchange Commission (SEC) filings, among others.

Employees, includes the employees of the Bank and its subsidiaries. Communication and relations with this group are maintained through the Bank's intranet, internal newsletters, information screens, climate surveys, meetings of team leaders and feedback, among others.

Shareholders/Investors, group of stakeholders with whom the Bank communicates by means of: email, shareholders' meetings, notices to the market, the Bank's investor relations website, among others.

Society in general, includes the media and citizens in general (customers and non-customers).

The segmentation model, the value proposition and the strong link with stakeholders serve as a basis for the realization of the strategic objectives defined by the Bank, goals that in quantitative terms and in particular for the year 2022, refer to a growth of loans, with controlled credit risk (between 0.7% and 1.0% of the portfolio) and administrative expenses growing below inflation, objectives that are periodically monitored and analyzed in this quarterly disclosure (page 18 of this report).

ItaúCorpbanca 58

Management Discussion & Analysis | Additional Information

Risk management

At Itaú Corpbanca **we are all risk managers**

Financial activities entail exposure to financial, credit, operational, legal and compliance risks, among others; for this reason Itaú Corpbanca has adopted an integrated risk management model, which starts with strengthening the transversal position of the collaborators as risk managers and is enhanced with the activity of Corporate Risk Department, which reports to the Chief Executive Officer and is responsible for carrying out this integral management, so that this becomes a competitive advantage for the Bank.

In this aspect, three lines of defense of the Risk Management Model are defined:

1. 1st Line of Defense: **Business and Support Areas,** responsible for identifying, measuring, assessing and managing the operational risks that can impact the ability to meet strategic and operational objectives.
2. 2nd Line of Defense: **Internal, Compliance and Operational Risk Departments,** responsible for assisting the Business and Support areas in managing operational risks and ensuring processes are in compliance with current regulations (internal and external).
3. 3rd Line of Defense: **Internal Audit,** responsible for regularly and independently evaluating the adequacy of risk management processes and procedures in accordance with Internal Audit Policy and reporting results to the Audit Committee.

Among the challenges arising from the COVID-19 pandemic, the adaptation to remote work, the definitions of financial portability and, in general, the focus on the digital transformation applied by the Bank, has meant working on the strengthening of the Bank's risk management culture, with an emphasis on internal and external cybersecurity evidenced by various cybersecurity initiatives (such as training, communications, promoting good internal practices and customer engagement, among others). In 2022, the management of these risks will continue to be a priority in the Bank's activity.

From the perspective of socio-environmental risks, understanding that climate change can have consequences at physical and systemic levels, which affect the financial system and societies as a whole, in 2019 the Bank signed, together with others actors in the national banking system, the **Green Agreement** promoted by the Chilean Finance Ministry's Green Finance Board, whose objective is to support the commitments that Chile has made in climate matters. During the year 2020, the work focused on the definition of a Roadmap that will define the implementation of the **Green Agreement** that implies, in turn, the development of a Methodological Guide that allows the banking sector to manage the risks and opportunities in this context.

Along similar lines, Itaú Corpbanca had a Socio-Environmental Risk Policy since 2018, which defines the guidelines for the evaluation of financing granted by the Bank, from the perspective of social and environmental impacts, a policy applied by the socio-environmental risk area, which performs an analysis of the information provided by clients to classify them according to their exposure to environmental risks, social and reputational. These bodies regulate and oversee compliance with current environmental, business-specific, labor, hygiene and safety regulations. The area searches the press for articles related to socio-environmental and reputation risk. It visits the customer's webpage to analyze the social and environmental commitments undertaken. Based on the information gathered, the socio-environmental risk area drafts a report and assesses the customer on the basis of socio-environmental and reputation risk exposure (see Annual Integrated Report 2021 available at https://s2.q4cdn.com/476556808/files/doc_financials/2021/ar/ITCB_Memoria-Integrada-Anual-2021.pdf).

For more details of the risk management carried out and description of the same see chapter 7.6 of the Integrated Annual Report 2021 available in https://s2.q4cdn.com/476556808/files/doc_financials/2021/ar/ITCB_Memoria-Integrada-Anual-2021.pdf)

ItaúCorpbanca 59

60 Management Discussion & Analysis Report of Independent Auditors

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into Corpbanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile.

These statements are based on the current expectations of Itaú Corpbanca' s management. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú Corpbanca or its controlling shareholders expect; (4) the business of Itaú Corpbanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú Corpbanca; and (6) Itaú Corpbanca may be adversely affected by other economic, business, and/or competitive factors.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú Corpbanca' s management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.

We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú Corpbanca' s financial results is included from time to time in the "Risk Factors" section of Itaú Corpbanca' s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú Corpbanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement.

CONTACT INFORMATION:

Gabriel Moura
CEO. Itaú Corpbanca
Santiago. Chile
Phone: (562) 2686-0558
IR@corpbanca.cl

Rodrigo Couto
CFO. Itaú Corpbanca
Santiago. Chile
Phone: (562) 2834-6067
rodrigo.couto@itau.cl

Claudia Labbé
Head of Investor Relations. Itaú Corpbanca
Santiago. Chile
Phone: (562) 2660-1751
claudia.labbe@itau.cl